VARNUM, RIDDERING, SCHMIDT & HOWLETT LLP
                                ATTORNEYS AT LAW


                                BRIDGEWATER PLACE
             POST OFFICE BOX 352  GRAND RAPIDS, MICHIGAN 49501-0352
                    TELEPHONE 616/336-6000  FAX 616/336-7000


Donald L. Johnson                                      DIRECT DIAL 616/336-6828



                                  July 22, 1997



United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 3-11
Washington, D.C. 20549

                  Re: O.A.K. Financial Corporation (the "Company") Amendment No. 1 to Form 10
                           File No. 0-22461

Ladies and Gentlemen:

     Enclosed for filing is Amendment No. 1 to the above-referenced Form 10. This Amendment revises the Form 10 in response to the staff's comments. The Form 10 has been updated to include financial results for the quarters ended March 31, 1997 and 1996.

     The Company's response to the staff's comments is set forth below. The staff's comments are in bold face type.

The Loan Portfolio - Page 26 (formerly Page 17)

1. Please revise the filing to provide the information for 1993 and 1992 for Table 7 - Loan Portfolio Composition, Table 9 - Nonperforming Assets, Table 10 Loan Loss Experience and Table 11 - Allocation of the Allowance for Loan Losses. The staff makes reference to General Instruction No. 3(b) to Industry Guide 3 which requires such disclosure.

     The filing has been revised to provide the information for 1993 and 1992 for the tables requested. As a result of the inclusion of a new Table 6 on page 24, the relevant subsequent tables were renumbered as follows: Table 8
     - Loan Portfolio Composition, Table 10 - Nonperforming Assets, Table 11 - Loan Loss Experience and Table 12 - Allocation of the Allowance for Loan Losses. These tables are found on pages 26, 28 and 29.

                     VARNUM, RIDDERING, SCHMIDT & HOWLETT LLP
                                ATTORNEYS AT LAW


United States Securities and Exchange Commission
Page 2
July 22, 1997


2. The staff notes the disclosure that "the Bank's consumer mortgage activity is substantial, however, only a small portion is retained for the bank's own portfolio." Please expand the discussion to provide the volume of loan originations by type compared to volume of loan sales. In addition, please discuss the Company's loan servicing activities including originations, purchases, repayments, sales, and outstanding balances of the loan servicing portfolio as well as mortgage servicing rights recorded on the Company's balance sheet. The applicability of SFAS 122 should be addressed. Finally, if the Company holds loans designated as held for sale, such amounts should be presented separately on the Company's balance sheet in accordance with SFAS 65 paragraph 28.

     The changes requested have been made. Please refer to Table 6 on page 24 and the discussion on pages 24 through 26. Also see pages 51 and 55.

3. Please revise the filing to address the Company's management of its credit risk including, but not limited to, the policies and procedures employed, the officers of the Company responsible for such functions (e.g., chief credit officer, credit policy committee, etc., if any) and levels of acceptable risk pertaining to the segments of the portfolio. In this regard, please more clearly identify and indicate the role in this process of the "independent person" referred to on page 17.

     The changes requested have been made. See the discussion below Table 8 on page 26.

4. The loan balances presented in Table 7 do not all agree to the information presented in Note 3. Please reconcile and revise the filing to disclose the correct amounts.

     Table  7  has  been  renumbered   Table  8  (page  26)  and  the  requested
     reconciliation and revision has been made.

                     VARNUM, RIDDERING, SCHMIDT & HOWLETT LLP
                                ATTORNEYS AT LAW


United States Securities and Exchange Commission
Page 3
July 22, 1997


5. Please revise the filing to resubmit Table 8 prepared in accordance with Industry Guide 3 Item III-B. The maturity information provided should include both fixed and variable rate loans and, in accordance with Instruction (3) to Item III- B, maturities should be based upon contract terms subject to any roll over policies.

     Table 8 has been renumbered Table 9 (pages 27-28) and the requested revisions have been made.

Consolidated Balance Sheet - Page 46 (formerly Page 37)

6.   Please  amend the filing to  correctly  rename the  balance  sheet  caption
     "Investment Securities at Fair value. . . ." to "Available-for-Sale Securities" as required by SFAS 115 and a term the staff notes is used elsewhere in the document (e.g., in the statement of income). Please review the document to ensure consistent use of the term.

     The changes requested have been made. See page 46.

Statement of Changes in Stockholders' Equity - Page 48 (formerly Page 39)

7. Please include a column setting forth the activity in the number of common shares outstanding.

     Columns setting forth the activity in the number of common shares outstanding have been added as requested. See page 48.

Note 1  - Page 51 (formerly Page 41)

8. Please expand the discussion on "Loans and Related Income" to include the Company's policies on the sales of loans. The staff would expect the discussion to address the type of loans which are normally sold, whether loans are sold with or without recourse, and how related gains and losses are accounted for and reported in the financial statements.

                     VARNUM, RIDDERING, SCHMIDT & HOWLETT LLP
                                ATTORNEYS AT LAW


United States Securities and Exchange Commission
Page 4
July 22, 1997


     A discussion with respect to loans held for sale and related information has been added. See page 51 and the revisions made in response to the staff's comment #2.

9. As a related matter, cash receipts and cash payments resulting from acquisitions and sales of loans should be separately presented and classified in accordance with paragraph 9 of SFAS 102 in the cash flow statement.

     The changes to the cash flow statement have been made as requested. See page 49.

Note 3 - Page 54 (formerly Page 45)

10. The staff makes reference to Regulation S-X 9-03.7 which requires that unearned income be disclosed either on the face of the balance sheet or within the financial statements. To the extent that the Company has unearned income, such amounts should be disclosed, if significant. In this regard, the staff has noted the disclosure made in Note 9 (Federal Income Taxes) of a deferred tax asset called deferred loan fees in both 1996 and 1995.

     Note 3 has been expanded pursuant to the staff's comments. See page 54.

11.  Please  expand  this   disclosure  to  fully  comply  with  the  disclosure
     requirements of paragraph 6i of SFAS 118 and to clearly explain the difference between impaired loans and nonaccrual loans (if not readily apparent). The narrative disclosure on page 42 is noted, but is unclear to the staff.

     Note 4 (page 56) has been expanded to include the disclosure requirements of paragraph 6i of SFAS 118. The difference between impaired and nonaccrual loans is considered apparent when these disclosures are read in conjunction with the information in the last paragraph of page 51 and with Table 10 on page 28.

General

     Please provide updated financial statements as required by Rule 3-12 of Regulation S-X.

                     VARNUM, RIDDERING, SCHMIDT & HOWLETT LLP
                                ATTORNEYS AT LAW


United States Securities and Exchange Commission
Page 5
July 22, 1997

     As noted, financial information for the quarters ended March 31, 1997 and 1996 has been included in the filing, together with updated disclosures in the text including Management's Discussion and Analysis for the interim period.

     It is believed that where changes were made in response to the staff's comments under a particular caption, changes required elsewhere in the filing have also been made.

     If the staff should have further questions, we would appreciate a prompt response. We would like to request effectiveness before the end of this month.

     Thank you for your attention and cooperation.

                                Very truly yours,

                                /s/ Donald L. Johnson
                                Donald L. Johnson
jjf
cc:      Mr. John A. Van Singel w/Enclosure

                                                     Marked Draft July 10, 1997


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           Amendment No. 1 to FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                      Pursuant to Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                          O.A.K. FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)


                                    Michigan
                         (State or other jurisdiction of
                         Incorporation or organization)

                             2445 84th Street, S.W.
                             Byron Center, Michigan
                    (Address of principal executive offices)
                                   38-2817345
                      (I.R.S. Employer Identification No.)

                                      49315
                                   (Zip Code)

                                  616-878-1591
                              (616) 878-4407 (FAX)
              (Registrant's telephone number, including area code)


              Securities to be registered pursuant to Section 12(b)
                                  of the Act:
                                      None


        Securities to be registered pursuant to Section 12(g) of the Act:
                          Common Stock, $1.00 par value

Item 1.  Business.

                                    BUSINESS

     O.A.K. Financial Corporation (the "Company"), a Michigan business corporation, is a one bank holding company, which owns all of the outstanding capital stock of Byron Center State Bank (the "Bank"), a Michigan banking corporation. The Company was formed in 1988 for the purpose of acquiring all of the common stock of the Bank in a shareholder approved reorganization, which became effective October 13 of 1988.

     The Bank was originally organized in 1921 as a Michigan banking corporation. As of April 1, 1997, the Bank had approximately 98 full-time and part-time employees. None of the Bank's employees are subject to collective bargaining agreements. The Company does not directly employ any personnel. The principal executive offices of the Company and the Bank are located at 2445 84th Street, S.W., Byron Center, Michigan 49315. The Bank's main office is located in Byron Center and it serves other communities with branch offices in Dorr, Grand Rapids, Grandville, Hudsonville, Jamestown and Moline. The Bank's offices are located in the southwestern portion of Kent County, the southeastern portion of Ottawa County and the northern portion of Allegan County.

     The area in which the Bank's offices are located, which is basically south and west of the city of Grand Rapids, has historically been rural in character but now has a growing urban population as the Grand Rapids Metropolitan Area expands south and west. The populations of the cities in which the Bank's offices are located are approximately as follows: Byron Center - 1,000; Dorr - 1,450; Grand Rapids - 189,125; Grandville - 15,620; Hudsonville - 6,170; Jamestown - 300; Moline - 800.

Bank Services

     The Bank is a full service bank offering a wide range of commercial and personal banking services. These traditional consumer services include checking accounts, savings accounts, certificates of deposit, commercial loans, real estate loans, installment loans, collections, traveler's checks, night depository, safe deposit box and U.S. Savings Bonds. Currently, the Bank does not offer trust services. The Bank maintains correspondent relationships with major banks in Detroit and Grand Rapids, pursuant to which the Bank engages in federal funds sale and purchase transactions, the clearance of checks and certain foreign currency transactions. In addition, the Bank participates with other financial institutions to fund certain large commercial loans which would exceed the Bank's legal lending limit if made solely by the Bank.

     The Bank's deposits are generated in the normal course of business, and the loss of any one depositor would not have a materially adverse effect on the business of the Bank. No material portion of the Bank's loans is concentrated within a single industry or group of related industries. As of December 31, 1996, the Bank's certificates of deposits of $100,000 or more constituted approximately 4.0% of total deposit liabilities. The Bank's deposits originate primarily from its service area, and the Bank does, on a very limited basis, obtain large deposits from outside this area.

     The Bank's principal sources of revenue are interest and fees on loans and interest on investment securities. Interest and fees on loans constituted approximately 74.8% and 76.6% of total revenues for the periods ended December 31, 1996, and December 31, 1995, respectively. Interest on investment securities, including short-term investments and federal funds sold, constituted approximately 19.6% and 18.1% of total revenues in 1996 and 1995. Revenues were also generated from deposit service charges and other financial service fees.


         The Bank provides real estate, consumer and commercial loans to customers in its market. 66.2 percent of the Bank's loan portfolio is in fixed rate loans as of December 31, 1996. Most of these loans, approximately 92.1%, mature within five years of issuance. Approximately $7,589,928 in loans (or roughly 5.2% of the Bank's total loan portfolio) have fixed rates with maturities exceeding five years. 43.8 percent of the Bank's interest-bearing deposits are held in savings, NOW and MMDAs, all of which are variable rate products. Of the $82,345,117 in certificates, approximately $51,646,000 mature within a year, with the balance maturing within a five year period.

     Requests to the Bank for credit are considered on the basis of credit worthiness of each applicant, without consideration to race, color, religion, national origin, sex, marital status, physical handicap, age, or the receipt of income from public assistance programs. Consideration is given to the applicant's capacity for repayment, collateral, capital and alternative sources of repayment. Loan applications are accepted at all the Bank's offices and are approved within the limits of each lending officer's authority. Loan requests in excess of $500,000 are required to be presented to the Board of Directors or the Executive Committee of the Board for its review and approval.


     As described in more detail in Table 15 on page 32, the Bank's ratio of rate sensitive assets to rate sensitive liabilities as of December 31, 1996, was a 4% negative gap, compared to a 6% negative gap at December 31, 1995. As indicated on page 32, the entire balance of savings, NOW, and MMDAs are not categorized as 0 to 3 months, although they are variable rate products. Some of these balances are core deposits which are not considered rate sensitive based on the Bank's historical experiences.


     The Bank sells participations in commercial loans to other financial institutions approved by the Bank, for the purpose of meeting legal lending limit requirements or loan concentration considerations. The Bank has also sold student loans and regularly sells fixed rate and conforming adjustable rate residential mortgages to the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Those residential real estate mortgage loan requests that do not meet Freddie Mac criteria are reviewed by the Bank for approval and, if approved, are retained in the Bank's loan portfolio. The Bank has the ability to purchase loans which meet its normal credit standards.

     The Bank's investment policy is considered to be generally conservative. It provides for unlimited investment in U.S. government bonds, with the maximum size of a single purchase limited to $3,000,000 and a maximum maturity of fifteen years. Municipal bonds with an A rating or better may be purchased to provide nontaxable income, with the maximum life of municipal bonds limited to ten years. Nonrated bonds may be purchased from local communities that are familiar to the Bank, with a maximum block size of a single purchase limited to $250,000. Investments in states other than Michigan may not exceed 10% of the municipal portfolio, and investments in a single issuer may not exceed 5% of equity capital. Mortgage backed securities, which are fully collateralized by securities issued by government sponsored agencies, may be purchased in block sizes of up to $3,000,000, provided the average life expectancy does not exceed ten years.

     In addition, certain collateralized mortgage obligations may be purchased if their average life does not exceed five years. In addition to these referenced thresholds affecting the acquisition of investment securities, holdings of approved "non high-risk mortgage securities" are required to be "stress tested" at least annually. The acquisition of "high-risk mortgage securities" is prohibited. In no case may the Bank participate in such activities as gains trading, "when-issued" trading, "pair offs," corporate settlement of government and agency securities, repositioning repurchase agreements, and short sales. All securities dealers effecting transactions in securities held or purchased by the Bank must be approved by the Bank's Board of Directors.

Bank Competition

     The Bank has seven offices, one within each of the communities it serves. See "Properties" below for more detail on these facilities. Within these communities, its principal competitors are Comerica Bank, NBD Bank, Old Kent Bank, First of America Bank, FMB-First Michigan Bank, Michigan National Bank and United Bank of Michigan. Each of these financial institutions, which are headquartered in larger metropolitan areas, with the exception of United Bank of Michigan, have significantly greater assets and financial resources than the Company. Based on deposit information as of June 30, 1996, the Bank holds approximately 1.8% of deposits in the Kent County market, 1.3% of deposits in the Ottawa County market, and 4.0% of the deposits in the Allegan County market. Information as to asset size of competitor financial institutions is derived from publicly available reports filed by and with regulatory agencies.

     The financial services industry continues to become increasingly competitive. Principal methods of competition include loan and deposit pricing, advertising and marketing programs and the types and quality of services provided. The deregulation of the financial service industry has led to increased competition among banks and other financial institutions for a significant portion of funds which have traditionally been deposited with commercial banks. Competition within the Bank's markets has been relatively stable within the past several years. Management continues to evaluate the opportunities for the expansion of products and services, such as trust services, and additional branching opportunities.

Growth of Bank

     The following table sets forth certain financial information regarding the growth of the Bank (and accordingly, excludes holding company data):

                                      Balance as of
                                         March 31,
                                      (in thousands)                        Balance as of December 31,
                                         Unaudited                              (in thousands)

                                           1997            1996           1995          1994           1993          1992
Total Assets                              $222,094       $216,755       $210,307      $187,079       $176,858      $160,932
Loans, Net of Unearned Income              149,489        145,069        142,813       127,286        115,176       104,813
Securities                                  56,759         57,302         56,702        45,598         47,383        43,028
Noninterest-Bearing Deposits                23,422         23,807         19,211        16,478         16,088        13,796
Interest-Bearing Deposits                  151,245        146,442        150,807       134,603        128,128       118,791
Total Deposits                             174,667        170,249        170,018       151,081        144,216       132,587
Stockholders' Equity                        33,526         34,744         31,979        27,728         25,772        22,898

     The Main Office in Byron Center began in a small 600 square foot building in 1921. It was expanded to 1,100 square feet in 1954. In 1965 the Bank moved next door to a new 10,000 square foot building. In 1987 construction of another new building of 30,000 square feet was begun. The Main Office moved to this facility in 1988 and currently occupies this space. The Bank's first branch was opened in 1963 when the bank refitted an old bank building in Jamestown. The building was once a bank which closed during the Great Depression. The Bank's next branch was opened in Cutlerville in 1972. The original 2,500 square foot building was expanded with a 1,000 square foot addition in 1987. The Bank's Dorr office was opened in 1986 at the site of the Hillcrest Mall. It is a 2,500 square foot facility with a 2,500 square foot storage basement. In 1991, the Bank opened its branch in Hudsonville. The Bank maximized this site for future expansion with a 10,000 square foot building. The Bank occupies 2,500 square feet while the remainder is rented to various office use tenants. During 1995, the Bank purchased and remodeled a former bank branch in Grandville. Also, the same year, the Bank purchased from First of America a building and the deposits of its Moline branch. Currently, the Bank operates three more off-site ATMs. It also has a future branch site in Wyoming with tentative plans to build in 1999. This site is just off a future interchange of the proposed Southbelt Expressway.

                           SUPERVISION AND REGULATION

     The following is a summary of certain statutes and regulations affecting the Company and the Bank. This summary is qualified in its entirety by reference to the particular statutes and regulations. A change in applicable laws or regulations may have a material effect on the Company, the Bank and the businesses of the Company and the Bank.

General

     Financial institutions and their holding companies are extensively regulated under federal and state law. Consequently, the growth and earnings performance of the Company and the Bank can be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those authorities include, but are not limited to the Board of Governors of the Federal Reserve System ("Federal Reserve"), the Federal Deposit Insurance Corporation ("FDIC"), the Commissioner of the Michigan Financial Institutions Bureau ("Commissioner"), the Internal Revenue Service, and state taxing authorities. The effect of such statutes, regulations and policies can be significant and cannot be predicted.

     Federal and state laws and regulations generally applicable to financial institutions and their holding companies regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, lending activities and practices, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and the Bank establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds, the depositors of the Bank, and the public, rather than shareholders of the Company.

     Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and regulations promulgated thereunder, establish supervisory standards applicable to the lending activities of the Bank, including internal controls, credit underwriting, loan documentation, and loan-to-value ratios for loans secured by real property.

The Company

     General. The Company is a bank holding company and, as such, is registered with, and subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). Under the BHCA, the Company is subject to periodic examination by the Federal Reserve, and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require.

     In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not do so absent such policy. In addition, in certain circumstances a Michigan state bank having impaired capital may be required by the Commissioner either to restore the bank's capital by a special assessment upon its shareholders, or to initiate the liquidation of the bank.

     Any capital loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would apply to guarantees of capital plans under FDICIA.

     Investments and Activities. Under the BHCA, bank holding companies are prohibited, with certain limited exceptions, from engaging in activities other than those of banking or of managing or controlling banks and from acquiring or retaining direct or indirect ownership or control of voting shares or assets of any company which is not a bank or bank holding company, other than subsidiary companies furnishing services to or performing services for its subsidiaries, and other subsidiaries engaged in activities which, by the Federal Reserve's determination, is closely related to banking or managing or controlling banks. Since September 29, 1995, the BHCA has permitted the Federal Reserve under specified circumstances to approve the acquisition by a bank holding company located in one state, of a bank or bank holding company located in another state, without regard to any prohibition contained in state law. See "Recent Regulatory Developments."

     In general, any direct or indirect acquisition by the Company of any voting shares of any bank which would result in the Company's direct or indirect ownership or control of more than 5% of any class of voting shares of such bank, and any merger or consolidation of the Company with another bank holding company, will require the prior written approval of the Federal Reserve under the BHCA. In acting on such applications, the Federal Reserve must consider various statutory factors, including among others, the effect of the proposed transaction on competition in relevant geographic and product markets, and each party's financial condition, managerial resources, and record of performance under the Community Reinvestment Act.

     In addition and subject to certain exceptions, the change in the Bank Control Act ("Control Act") and regulations promulgated thereunder by the Federal Reserve, require any person acting directly or indirectly, or through or in concert with one or more persons, to give the Federal Reserve 60 days' written notice before acquiring control of a bank holding company. Transactions which are presumed to constitute the acquisition of control include the acquisition of any voting securities of a bank holding company having securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, if, after the transaction, the acquiring person (or persons acting in concert) owns, controls or holds with power to vote 25% or more of any class of voting securities of the institution. The acquisition may not be consummated subsequent to such notice if the Federal Reserve issues a notice within 60 days, or within certain extensions of such period, disapproving the same.

     The merger or consolidation of an existing bank subsidiary of the Company with another bank, or the acquisition by such a subsidiary of the assets of another bank, or the assumption of the liabilities by such a subsidiary to pay any deposits in another bank, requires the prior written approval of the responsible Federal depository institution regulatory agency under the Bank Merger Act, based upon a consideration of statutory factors similar to those outlined above with respect to the BHCA. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve under the BHCA and/or the Commissioner under Michigan banking laws, may be required.

     With certain limited exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged solely in one or more activities which the Federal Reserve has determined to be closely related to banking or managing or controlling banks. In making this determination, the Federal Reserve considers various factors, including among others the financial and managerial resources of the notifying bank holding company, and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern.

     The recent enactment of the Economic Growth and Regulatory Paperwork Reduction Act of 1996 ("EGRPRA") streamlines the nonbanking activities application process for well capitalized and well managed bank holding companies. See "Recent Regulatory Developments." Under EGRPRA, qualified bank holding companies may commence a regulatory approved nonbanking activity without prior notice to the Federal Reserve; written notice is merely required within ten days after commencing the activity. Also, under EGRPRA, the prior notice period is reduced to 12 days in the event of any nonbanking acquisition or share purchase, assuming the size of the acquisition does not exceed 10% of risk-weighted assets of the acquiring bank holding company and the consideration does not exceed 15% in Tier 1 capital. This prior notice requirement also applies to commencing a nonbanking activity de novo which have been approved by the Federal Reserve only.

     Capital Requirements. The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses.

     The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: (i) a capital leverage requirement expressed as a percentage of total assets, (ii) a risk-based requirement expressed as a percentage of total risk-weighted assets, and
(iii) a Tier 1 leverage requirement expressed as a percentage of total assets. The capital leverage requirement consists of a minimum ratio of total capital to total assets of 6%, with an expressed expectation that banking organizations generally should operate above such minimum level. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of shareholders' equity). The Tier 1 leverage requirement consists of a minimum ratio of Tier 1 capital to total assets, less goodwill ("Tier 1 capital leverage ratio") of 3% for the most highly rated companies, with minimum requirements of 4% to 5% for all others.

     The risk-based and leverage standards presently used by the Federal Reserve are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels. The Federal Reserve has not advised the Company of any specific minimum Tier 1 capital leverage ratio applicable to it.

     FDICIA requires the federal bank regulatory agencies biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities and, since adoption of the Riegle Community Development and
Regulatory Improvement Act of 1994 (the "Riegle Act"), to do so taking into account the size and activities of depository institutions and the avoidance of undue reporting burdens. See "Recent Regulatory Developments." In 1995, the federal bank regulatory agencies adopted regulations requiring as part of the assessment of an institution's capital adequacy the consideration of: (i) identified concentrations of credit risks, (ii) the exposure of the institution to a decline in the value of its capital due to changes in interest rates, and
(iii) the application of revised conversion factors and netting rules on the institution's potential future exposure from derivative transactions. In addition, the agencies proposed: (i) additional required data submissions on periodic Reports of Condition and Income ("Call Reports") regarding interest rate exposure, to furnish a basis for future regulations imposing explicit minimum capital charges for interest rate risk, and (ii) incorporation in the capital adequacy regulations of a measure for market risk in, among other things, the trading of debt instruments.

     Dividends. The Company is a corporation separate and distinct from the Bank. All of the Company's revenues are received by it in the form of dividends paid by the Bank. The Bank is subject to statutory restrictions on their ability to pay dividends to the Company. See "The Bank - Dividends." The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the Federal Reserve expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company's financial health, such as by borrowing. Additionally, the Federal Reserve possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Similar enforcement powers over the Bank is possessed by the FDIC. The "prompt corrective action" provisions of FDICIA impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.

     In addition to the restrictions on dividends imposed by the Federal Reserve, the Michigan Business Corporation Act provides that dividends may be legally declared or paid only if after the distribution a corporation, such as the Company, can pay its debts as they come due in the usual course of business and its total assets equal or exceed the sum of its liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock whose preferential rights are superior to those receiving the distribution.

The Bank

     General. The Bank is a Michigan banking corporation and its deposit accounts are insured by the Bank Insurance Fund ("BIF") of the FDIC. As a BIF-insured Michigan chartered bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the Commissioner, as the chartering authority for Michigan banks, and the FDIC, as administrator of the BIF. The Bank is a member of the Federal Reserve System and as such is regularly examined by the Federal Reserve. These agencies and federal and state law extensively regulate various aspects of the banking business including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of noninterest-bearing reserves on deposit accounts, and the safety and soundness of banking practices.

     Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. Pursuant to FDICIA, the FDIC adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

     FDICIA required the FDIC to establish assessment rates at levels which would restore the BIF to a mandated reserve ratio of 1.25% of insured deposits over a period not to exceed 15 years. In 1995, the FDIC determined that the BIF had reached the required ratio. Accordingly, the FDIC has established the schedule of BIF insurance assessments for the first semi-annual assessment period of 1996, ranging from 0% of deposits for institutions in the highest category to .27% of deposits for institutions in the lowest category. For 1996, the Bank paid $17,096 in BIF insurance assessments, representing a premium of
 .01%.

     The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution or its directors have engaged or are engaging in unsafe or unsound practices, or have violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC, or if the institution is in an unsafe or unsound condition to continue operations. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital.

     Capital Requirements. Consistent with the Federal Reserve's guidelines for bank holding companies, the FDIC has established the following minimum capital standards for state-chartered, FDIC-insured non-member banks, such as the Bank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with minimum requirements of 4% to 5% for all others and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital (which consists principally of shareholders' equity). These capital requirements are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions.

     FDICIA establishes five capital categories, and the federal depository institution regulators, as directed by FDICIA, have adopted, subject to certain exceptions, the following minimum requirements for each of such categories:

                                           Total                    Tier 1
                                           Risk-Based               Risk-Based
                                           Capital Ratio            Capital Ratio             Leverage Ratio
Well capitalized                           10% or above             6% or above               5% or above
Adequately capitalized                      8% or above             4% or above               4% or above
Undercapitalized                           Less than 8%             Less than 4%              Less than 4%
Significantly undercapitalized             Less than 6%             Less than 3%              Less than 3%
Critically undercapitalized                    --                       --                    A ratio of tangible
                                                                                              equity to total assets
                                                                                              of 2% or less

     At March 31, 1997, each of the Bank's ratios exceeded minimum requirements for the well-capitalized category.

     Among other things, FDICIA requires the federal depository institution regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The scope and degree of regulatory intervention is linked to the capital category to which a depository institution is assigned.

     Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the submission of a capital restoration plan; placing limits on asset growth and restrictions on activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions with affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution.

     In general, a depository institution may be reclassified to a lower category than is indicated by its capital position if the appropriate federal depository institution regulatory agency determines the institution to be otherwise in an unsafe or unsound condition or to be engaged in an unsafe or unsound practice. This could include a failure by the institution, following receipt of a less-than-satisfactory rating on its most recent examination report, to correct the deficiency.

     Dividends. Under Michigan law, the Bank is restricted as to the maximum amount of dividends it may pay on its common stock. A Michigan state bank may not declare or pay a dividend unless the bank will have a surplus amounting to at least 20% of its capital after the payment of the dividend. A Michigan state bank may, with the approval of the Commissioner, by vote of shareholders owning 2/3 of the stock eligible to vote, increase its capital stock by a declaration of a stock dividend, provided that after the increase the bank's surplus equals at least 20% of its capital stock, as increased. The Bank may not declare or pay any dividend until the cumulative dividends on preferred stock (should any such stock be issued and outstanding) have been paid in full. The Bank has no present plans to issue preferred stock.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDIC may also prevent an insured bank from paying dividends if the bank is in default of payment of any assessment due to the FDIC. In addition, payment of dividends by a bank may be prevented by the applicable federal regulatory authority if such payment is determined, by reason of the financial condition of such bank, to be an unsafe and unsound banking practice. The Federal Reserve has issued a policy statement providing that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

     Insider Transactions. The Bank is subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the Company or its subsidiary, on investments in the stock or other securities of the Company or its subsidiary and the acceptance of the stock or other securities of the Company or its subsidiary as collateral for loans. The "covered transactions" that an insured bank is permitted to engage in with nonbank affiliates are limited to the following amounts: (i) in the case of any one such affiliate, the aggregate amount of "covered transactions" of the insured bank and its subsidiaries cannot exceed 10% of the capital stock and surplus of the insured bank; and (ii) in the case of all affiliates, the aggregate amount of all "covered transactions" of the insured bank and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured bank. "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guaranty, acceptance, or letter of credit for the benefit of an affiliate. Covered transactions must also be collateralized. Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company, and to "related interests" of such directors, officers and principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of the Company or one of its subsidiaries or a principal shareholder of the Company may obtain credit from banks with which the Bank maintains a correspondent relationship.

     Safety and Soundness Standards. On July 10, 1995, the FDIC, the Office of Thrift Supervision, the Federal Reserve and the Office of the Comptroller of the Currency published final guidelines implementing the FDICIA requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines, which took effect on August 9, 1995, establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution will be responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action. The federal banking agencies have also published for comment proposed asset quality and earnings standards which, if adopted, would be added to the safety and soundness guidelines. This proposal, like the final guidelines, would make each depository institution responsible for establishing its own procedures to meet such goals.

     State Bank Activities. Under FDICIA, as implemented by final regulations adopted by the FDIC, FDIC- insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. FDICIA, as implemented by FDIC regulations, also prohibits FDIC-insured state banks and their subsidiaries, subject to certain exceptions, from engaging as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member. Impermissible investments and activities must be divested or discontinued within certain time frames set by the FDIC in accordance with FDICIA.

     Consumer Banking. The Bank's business includes making a variety of types of loans to individual consumers. In making these loans, the Bank is subject to State usury and regulatory laws and to various Federal statutes, such as the Equal Credit Opportunity Act, Fair Credit Reporting Act, Truth in Lending Act, Real Estate Settlement Procedures Act, and Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination based on race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage loan servicing activities of the Bank, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. The Riegle Act imposed new escrow requirements on mortgage lenders and services under the National Flood Insurance Program. See "Recent Regulatory Developments." In receiving deposits, the Bank is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Bank and its respective directors and officers.

Recent Regulatory Developments

     In 1994, the Congress enacted two major pieces of banking legislation, the Riegle Act and the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"). The Riegle Act addressed such varied issues as the promotion of economic revitalization of defined urban and rural "qualified distressed communities" through special purpose "Community Development Financial Institutions," the expansion of consumer protection with respect to certain loans secured by a consumer's home and reverse mortgages, and reductions in compliance burdens regarding Currency Transaction Reports, reform of the National Flood Insurance Program, the promotion of a secondary market for small business loans and leases, and mandating specific changes to reduce regulatory impositions on depository institutions and holding companies.

     The Riegle-Neal Act substantially changed the geographic constraints applicable to the banking industry. Effective September 29, 1995, the Riegle-Neal Act allows bank holding companies to acquire banks located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state law, but subject to certain conditions, including limitations on the aggregate amount of deposits that may be held by the acquiring holding company and all of its insured depository institution affiliates. Effective June 1, 1997 (or earlier if expressly authorized by applicable state law), the Riegle-Neal Act allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions that include limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. The legislation allows individual states to "opt-out" of certain provisions of the Riegle-Neal Act by enacting appropriate legislation prior to June 1, 1997.

     In November, 1995, the state of Michigan exercised its right to opt-in early to the Riegle-Neal Act, and permitted non-U.S. banks to establish branch offices in Michigan. Effective November 29, 1995, the Michigan Banking Code was amended to permit, in appropriate circumstances and with the approval of the Commissioner, (i) the acquisition of Michigan-chartered banks by FDIC-insured banks, savings banks, or savings and loan associations located in other states,
(ii) the sale by a Michigan-chartered bank of one or more of its branches (not comprising all or substantially all of its assets) to an FDIC insured bank, savings bank or savings and loan association located in a state in which a Michigan-chartered bank could purchase one or more branches of the purchasing entity, (iii) the acquisition by a Michigan-chartered bank of an FDIC-insured bank, savings bank or savings and loan association located in another state,
(iv) the acquisition by a Michigan-chartered bank of one or more branches (not comprising all or substantially all of the assets) of an FDIC-insured bank, savings bank or savings and loan association located in another state, (v) the consolidation of one or more Michigan-chartered banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting such consolidation, with the resulting organization chartered either by Michigan or one of such other states, (vi) the establishment by Michigan-chartered banks of branches located in other states, the District of Columbia, or U.S. territories or protectorates, and (vii) the establishment by foreign banks of branches located in Michigan. The amending legislation also expanded the regulatory authority of the Commissioner and made certain other changes.

     The Michigan Legislature adopted, effective March 28, 1996, the Credit Reform Act. This statute, together with amendments to other related laws, permits regulated lenders, indirectly including Michigan-chartered banks, to charge and collect higher rates of interest and increased fees on certain types of loans to individuals and businesses. The laws prohibit "excessive fees and charges," and authorize governmental authorities and borrowers to bring actions for injunctive relief and statutory and actual damages for violations by lenders. The statutes specifically authorize class actions, and also civil money penalties for knowing and willful, or persistent violations.

     FDIC regulations which became effective April 1, 1996, impose limitations (and in certain cases, prohibitions) on (1) certain "golden parachute" severance payments by troubled depository institutions and their affiliated holding companies to institution-affiliated parties (primarily directors, officers, employees, or principal shareholders of the institution), and (ii) certain indemnification payments by a depository institution or its affiliated holding company, regardless of financial condition, to institution-affiliated parties. The FDIC regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the Company or the Bank to its respective directors or officers otherwise permitted under the Michigan Business Corporation Act ("MBCA") or the Michigan Banking Code, respectively.

     In October 1996, Congress enacted EGRPRA, which provides for the recapitalization of the Safe Deposit Insurance Fund and includes approximately 40 regulatory release initiatives. Among other matters, this legislation provides for expedited application procedures for nonbanking activities by capitalized and well managed bank holding companies, provides reforms to the Fair Credit Reporting Act, and provides for a variety of other regulatory relief to the banking industry.

Item 2.  Financial Information.

                 SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)

                                        Quarter Ended
                                           March 31,                       Year Ended December 31,
                                          (unaudited)
                                       1997        1996         1996          1995         1994          1993         1992
Income Statement Data:
  Interest income                   $  4,328     $ 4,311    $  17,502     $  16,268    $  14,082     $  12,773    $  12,891
  Interest expense                     1,768       1,816        7,181         6,637        5,371         5,118        5,597
  Net interest income                  2,560       2,495       10,321         9,631        8,711         7,655        7,295
  Provision for loan losses                0           0            0           275          170           510          750
  Noninterest income                     319         261        1,075           919          665         1,523        1,402
  Noninterest expenses                 1,274       1,141        5,169         4,511        4,097         3,761        3,445
  Income before Federal income taxes   1,605       1,615        6,227         5,764        5,109         4,907        4,501
  Net income                           1,139       1,084        4,375         4,004        3,680         3,396        3,130
Per Share Data(1):
  Net income                            1.13        1.08         4.35          3.98         3.66          3.38         3.11
  Cash dividends declared               2.00         .00          .94           .82          .67           .67          .56
  Book Value                           34.11       33.21        35.32         32.24        27.51         25.55        22.69
  Weighted average shares
    outstanding (1)                    1,006       1,007        1,007         1,010        1,014         1,015        1,015
Balance Sheet Data (2):
  Total assets                       222,888     212,201      217,527       210,880      187,244       176,914      160,964
  Loans, net of unearned income      149,489     143,167      145,069       142,813      127,286       115,176      104,813
  Allowance for loan losses            2,381       2,434        2,376         2,305        2,056         2,049        1,820
  Deposits                           174,661     167,058      170,221       170,012      151,074       144,111      132,486
  Stockholders' equity                34,321      33,438       35,544        32,559       27,900        25,932       23,030
Ratios:
  Tax equivalent net interest
  income to average earning
  assets                                5.22        5.22         5.23          5.42         5.24          5.09         5.23
  Return on average equity             13.48       13.56        12.89         13.20        13.64         13.84        14.32
  Return on average assets              2.12        2.07         2.03          2.07         2.02          2.02         2.04
  Nonperforming loans to
  total loans                            .52         .72         0.81          0.66         0.24          0.62         0.98
  Tier 1 leverage ratio                15.56       15.26        15.97         15.42        15.36         15.45        14.98
  Dividend payout ratio               176.73         .00        21.54         18.75        16.77         14.56        13.21
  Equity to asset ratio                15.40       15.76        16.34         15.44        14.90         14.66        14.31


(1) Per share data for the three months ended March 31, 1996 and for years prior to 1996 have been restated to give effect to a 10% stock dividend paid in July 1996.


(2)      At quarter and year end, respectively.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996


     The following is management's discussion and analysis of consolidated financial condition and results of operations during the three month period ended March 31, 1997, as compared with the same period ended March 31, 1996. The discussion should be read in conjunction with the Company's 1996 annual report and the unaudited financial statements for the three months ended March 31, 1997 and 1996, and the related notes, and other financial data appearing elsewhere in this Registration Statement.

                   THREE MONTHS ENDED MARCH 31, 1997 AND 1996

Results of Operations

     Net income equaled $1,139,000 for the three months ending March 31, 1997, compared to $1,084,000 for the same period in 1996. This is a 5.07% increase over the same period in 1996. Return on average equity was 13.48% for the three months ending March 31, 1997 and 13.56% for the same period in the prior year. Return on average assets was 2.12% for the three months ended March 31, 1997 and 2.07% for 1996.

Table 1 Earnings performance(in thousands, except per share data)

                                                         Three Months Ending March 31
                                                       1997                         1996
Net Income..................................          $1,139                       $1,084
  Per share.................................           $1.13                        $1.08

Earnings ratios:
  Return on average assets..................            2.12                         2.07
  Return on average equity..................           13.48                        13.56

Net Interest Income

         The following schedule presents the average daily balances, interest income (on a fully taxable equivalent basis) and interest expense and average rates earned and paid for the Bank's major categories of assets, liabilities, and stockholders' equity for the periods indicated:

Table 2 - Interest Yields and Costs (in thousands)

                                                                  Three months Ended March 31,
                                                    1997                                              1996
                                       Average                  Yield/                   Average                   Yield/
                                       Balance      Interest     Cost                    Balance      Interest      Cost
Assets:
Fed. funds sold                       $   1,489      $    20     5.45%                  $   1,766      $    24      5.51%
Securities:
  Taxable                                41,989          681     6.58%                     40,107          615      6.21%
  Tax-exempt                             16,036          339     8.57%                     15,246          329      8.75%
Loans(1)(2)                             147,095        3,390     9.35%                    144,257        3,443      9.68%
Total earning assets/total
  interest income                       206,609      $ 4,430     8.70%                    201,376      $ 4,411      8.88%
Cash and due from banks                   4,665                                             4,210
Unrealized Gain/Loss                        297                                             1,044
All other assets                          8,178                                             7,733
Allowance for loan loss                  (2,375)                                           (2,397)
  Total assets                         $217,374                                          $211,966
Liabilities and
  Stockholders' Equity
Interest bearing deposits:
MMDA, Savings/NOW accounts            $  63,835     $    469     2.98%                    $59,527       $  447      3.05%
Time                                     84,545        1,169     5.61%                     91,223        1,275      5.67%
Fed Funds Purchased                       8,641           82     3.85%                      7,029           67      3.87%
Other Borrowed Money                      3,174           47     6.00%                      1,900           28      5.98%
Total interest bearing liabilities/
   total interest expense               160,195     $  1,767     4.47%                    159,679       $1,817      4.61%
Noninterest bearing deposits             21,120                                            17,781
All other liabilities                     1,617                                             1,389
Stockholders' Equity:
Unrealized Holding Gain/Loss                196                                               689
Common Stock, Surplus, Retained
Earnings                                 34,246                                            32,428
Total liabilities and
  stockholders' equity                 $217,374                                          $211,966
Interest spread                                        2,560     4.23%                                   2,495      4.27%
Net interest income-FTE                              $ 2,663                                            $2,594
Net Interest Margin as a Percentage
of Average Earning Assets                                        5.22%                                              5.22%

(1) Nonaccruing loans are not significant during the periods indicated, and for purposes of the computations above, are included in the average daily loan balances.

(2) Interest on loans includes net origination fees totaling $66,457 in 1997 and $69,875 in 1996.

     Net interest income is the principal source of income for the Company. Tax equivalent net interest income increased $70,000 to $2,663,000, a 2.7% increase from the same period in 1996. The major factors for the increase in net interest income was noninterest bearing deposits averaged $3,339,000 higher in 1997 than in the same period in 1996 and time deposit balances, which are a higher cost of funds, averaged $6,678,000 less in 1997 than in the same period in 1996. Earning assets averaged $5,233,000, 2.6% higher, for the three month period ending March 31, 1997, compared to 1996. This volume change resulted in an additional $110,000 in fully tax equivalent ("FTE") interest income. The asset growth was primarily funded by a 18.78%, $3,339,000, increase in noninterest bearing deposits. The average FTE interest rate earned on assets decreased .19%, reducing FTE interest income by $89,000 and average rate paid on deposits decreased .13%, decreasing interest expense by $23,000. The net difference between interest rates earned and paid was a $66,000 decrease in FTE net interest income.

     The net interest yield remained the same in 1997 versus the same period in 1996. Management expects the major deposit growth for the remainder of 1997 will be from time deposits which are a higher cost of funds than savings and NOW accounts; as a result the FTE net interest yield may decrease slightly.

     Net interest income is the difference between interest earned on loans, securities, and other earning assets and interest paid on deposits and borrowed funds. In Table 2 and Table 3 the interest earned on investments and loans is expressed on a fully taxable equivalent (FTE) basis. Tax exempt interest is increased to an amount comparable to interest subject to federal income taxes in order to properly evaluate the effective yields earned on earning assets. The tax equivalent adjustment is based on a federal income tax rate of 34%. Table 3 analyzes the reasons for the increases and decreases in interest income and expense. The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

Table 3 - Change in Tax Equivalent Net Interest Income (in thousands)

                                                          Three Months Ended March 31,
                                                            1997 Compared to 1996

                                                                  Amount of
                                                              Increase/(Decrease)
                                                               due to change in
                                                                                       Total
                                                                                      Amount
                                                                                        of
                                                                    Average          Increase/
                                                Volume               Rate            (Decrease)
Interest Income
  Federal funds sold........................   $    (4)             $   0            $    (4)
  Securities:
     Taxable................................        28                 38                 66
     Tax Exempt.............................        17                 (7)                10
  Loans.....................................        67               (120)               (53)

    Total interest income...................       108                (89)                19

Interest Expense

  Interest bearing deposits:
    Savings/NOW accounts....................        32                (10)                22
    Time....................................       (93)               (13)              (106)
    Fed Funds Purchased.....................        15                  0                 15
    Other Borrowed Money                            19                  0                 19
    Total interest expense                         (27)               (23)               (50)

Net interest income (FTE)                       $  135              $ (66)           $   (69)

Table 4 - Composition of Average Earning Assets and Interest Paying Liabilities

                                                                                 Three Months Ended March 31
                                                                               1997                        1996
As a percent of average earning assets
  Loans................................................                         71%                         72%
  Other earning assets.................................                         29%                         28%
     Average earning assets............................                        100%                        100%

  Savings and NOW accounts.............................                         40%                         37%
  Time deposits........................................                         53%                         57%
  Other borrowings.....................................                          7%                          6%
     Average interest bearing liabilities..............                        100%                        100%

Earning asset ratio....................................                         95%                         95%

Table 5 - Nonperforming Assets (in thousands)

                                                                                 Three Months Ended March 31,
                                                                                 1997                   1996
Nonaccrual loans................................................                $   269                $  831
90 days or more past due & still accruing.......................                    513                   209
  Total nonperforming loans.....................................                    782                 1,040
Other real estate...............................................                    811                     0
  Total nonperforming assets....................................                 $1,593                $1,040

Nonperforming loans as a percent of total loans.................                   .52%                 0.73%
Nonperforming assets as a percent of total loans                                  1.07%                 0.73%
Nonperforming loans as a percent of the loan loss reserve.......                    33%                   43%

     Nonperforming loans as a percent of total loans was 0.52% in 1997 versus 0.72% in 1996 a decrease of 0.20%. Nonperforming loans as a percent of the loan loss reserve was 33% in 1997 versus 43% in 1996. The changes in both of these percentages are attributable to past due construction and land development loans secured by real estate and the transfer of one loan to Other Real Estate during the quarter ended March 31, 1997.

Table 6 - Loan Loss Experience (in thousands)

                                                                                  Three Months Ended March 31,
                                                                                   1997                   1996
Loans:
  Average daily balance of loans for the quarter....................               $147,095               $144,257
  Amount of loans (gross) outstanding at end of period..............               $149,489               $143,167

Allowance for loan losses:
  Balance at beginning of period....................................              $   2,376              $   2,305
  Loans charged off:
    Real estate.....................................................                      0                      0
    Commercial......................................................                      0                      0
    Consumer........................................................                     13                     20
        Total charge-offs...........................................                     13                     20
  Recoveries of loans previously charged
    Real estate                                                                           0                      1
    Commercial......................................................                      6                    143
    Consumer........................................................                     12                      5
        Total recoveries............................................                     18                    149

  Net loans charged off (recoveries)................................                     (5)                  (129)
  Additions to allowance charged to operations......................                      0                      0
        Balance at end of period....................................               $  2,381              $   2,434

Ratios:
  Net loans charged off to avg loans outstanding....................                   .00%                  -.09%
  Allowance for loan losses to loans outstanding....................                  1.59%                  1.70%

     The allowance for loan losses is analyzed periodically by management. Management assigns a portion of the allowance to specific loans that have been identified as problem loans, reviews past loss experience, reviews financial condition of borrowers and other factors that may cause a potential loss.

     The allowance for loan losses to loans outstanding for the period ending March 31, 1997 was 1.58% versus 1.68% in 1996. The decrease was the result of growth in the loan portfolio. A provision for loan losses was not necessary for the period ending March 31, 1997 and 1996. Management's opinion is that the allowance for loan losses is adequate as of March 31, 1997.

Noninterest Income

     Noninterest income consists of service charges on deposit accounts, service fees, gains on investment securities available for sale and gains from sales of Federal Home Loan Mortgage Corporation (Freddie Mac) loans. The Bank retains the servicing rights of these loans. Noninterest income increased $57,557, 22% for the three month period ending March 31, 1997 versus 1996. The increase was due to a $33,000 increase in gain on investment securities and a $25,000 increase in brokerage commissions.

Table 7 - Noninterest Income (in thousands)

                                                                           Three Months Ending March 31,
                                                                          1997                       1996
Service charges on deposit accounts ...............                      $  122                       $123

Net gains (losses) on asset sales:
  Loans............................................                          15                         21
  Securities.......................................                          45                         11
Other..............................................                         137                        106

     Total noninterest income......................                      $  319                       $261

Table 8 - Net Gains on the Sale of Real Estate Mortgage Loans (in thousands)

                                                                             Three Months Ended March 31,
                                                                          1997                       1996
Real estate mortgage loan originations.............                     $ 5,710                    $ 8,246
Real estate mortgage loan sales....................                       3,872                      4,746
Real estate mortgage loan servicing rights sold                               0                          0
Net gains on the sale of real estate mortgage
loans..............................................                          15                         21
Net gains as a percent of real estate mortgage
loan sales.........................................                        .39%                       .44%

Noninterest Expense

     Noninterest expense increased $133,000, 11.67% for the three month period ending March 31, 1997 versus 1996. Salaries and employee benefits increased $127,000 to $685,000, a 22.80% increase, which was the major factor of the increase in noninterest expense. The increase was related to a $52,000 decrease in loan origination salary expense, $42,000 staffing and annual pay adjustments, and a $24,000 increase of medical insurance expenses. In addition, the Corporation has a self insured medical insurance plan which experienced unusually large claims for the three month period ending March 31, 1997 versus 1996. Management expects that the stop loss limits in the plan should level out future expenses for the remainder of 1997. The other noninterest expenses were relatively the same for the three month period ending March 31, 1997 versus 1996.

Table 9 - Noninterest Expense (in thousands)

                                                                             Three Months Ending March 31,
                                                                           1997                         1996
Salaries and employee benefits.....................                      $   685                      $   558
Occupancy and equipment............................                          210                          193
FDIC assessment....................................                            7                            1
Postage............................................                            3                            6
Printing and supplies..............................                           25                           40
Marketing..........................................                           38                           67
Michigan Single Business Tax.......................                           51                           50
Other..............................................                          255                          225

  Total noninterest expense........................                       $1,274                       $1,141

Analysis of Changes in Financial Condition

     Total assets increased $5,361,000 or 2.46% to $222,888,000 during the first quarter of 1997 as compared to December 31, 1996. The significant changes were $4,420,000 or a 3.05% increase in loans, a decrease in cash and cash equivalents of $1,257,000, 18.49% and other assets increased $987,000, 51.34% which was a result of transferring a $811,000 non-accrual loan to other real estate. Deposits increased $4,440,000, 2.61% to $174,661,000 which was substantially all the growth in interest bearing accounts.

Liquidity

     Management evaluates the Corporation's liquidity position on a regular basis to assure that funds are available to meet borrower and depositor needs, fund operations, pay cash dividends and to invest excess funds to maximize income. The Corporation's sources of liquidity include cash and cash equivalents, investment securities available for sale, principal payments received on loans, Federal Funds purchased, FHLB borrowings, deposits and the issuance of common stock.

     Cash and cash equivalents equaled 3.61% of total assets as of March 31, 1997 versus 3.13% as of December 31, 1996. For the three month period ending March 31, 1997, $667,000 in net cash was provided from operations, investing activities used $3,450,000, and financing activities provided $4,040,000. The accumulated effect of the Corporation's operating, investing and financing activities was a $1,257,000 increase in cash and cash equivalents during the three month period ending March 31, 1997.

Capital

     The capital of the Corporation consists of common stock, paid in capital, and retained earnings reduced by unrealized net loss on investment securities available for sale. For the three month period ending March 31, 1997 capital decreased $1,222,000, which includes a $106,000 unrealized loss on investment securities available for sale. A $2.00 per share cash dividend was paid during the quarter which resulted in the decrease.

     There are minimum risk based capital regulatory guidelines placed on the Corporation's capital by the Federal Reserve Board. The following table sets forth the percentages required under the Risk Based Capital guidelines and the Corporation's ratios as of March 31, 1997:

Table 10 - Capital Resources (in thousands)

                                                 Regulatory Requirements                         As of March 31,
                                              Adequately            Well
                                              Capitalized       Capitalized                 1997               1996
Tier 1 capital...........................                                                   $33,705           $32,227
Tier 2 capital...........................                                                     2,041             1,946

  Total qualifying capital...............                                                   $35,746           $34,173

Tier 1 leverage ratio....................         4%                 5%                      15.56%            15.26%
Tier 1 risk-based capital................         4%                 6%                      20.68%            20.79%
Total risk-based capital.................         8%                10%                      21.94%            22.02%

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



     The following financial review presents management's discussion and analysis of consolidated financial condition and results of operations during the period of 1994 through 1996. The discussion should be read in conjunction with the Company's consolidated financial statements and accompanying notes.


Summary

     The Company and its subsidiary bank Byron Center State Bank consistently have been ranked as a high performance community bank by the various bank rating companies. The Company has had eleven consecutive years of returns on average assets of over 2%. Its capital ratio of 15.97% makes it one of the strongest capitalized community banks in the State of Michigan.

     To achieve this status, the Company has relied on years of continuous improvements in a business culture that emphasizes quality assets, managed in an efficient manner so as to minimize the cost of overhead. Technology has also been a key component to the Company's success. Technology has and will remain an important tool that will help management deliver more services and manage more assets at a lower cost to support these functions.

     The Company has a surplus of capital. The Board of Directors has made it a priority to make more efficient use of capital. The primary emphasis is releveraging capital through aggressive yet careful growth. This is expected to be accomplished through competitive, cost effective products and services, efficiently delivered without compromising the Bank's risk and underwriting standards. The Company has also had limited success in redeeming shares of common stock. The Company also has increased its dividend payout ratio over the years from 13.21% in 1992 to 21.54% in 1996. It is expected that the Company may continue to increase its dividend payout ratio until the Company reaches an equilibrium between growth, capital needs and earnings. Effective January 15, 1997, the Board of Directors declared a $2.00 per share special dividend resulting in the return of $2,012,348 in excess capital to the stockholders.

Results of Operations

Table 1 Earnings performance(in thousands, except per share data)

                                                                      Year Ended December 31
                                                        1996                   1995                  1994
Net Income............................                 $4,375                 $4,004               $3,680
  Per share...........................                  $4.35                  $3.98                $3.66

Earnings ratios:
  Return on average assets............                   2.03                   2.07                 2.02
  Return on average equity............                  12.87                  13.21                13.64

Net Interest Income

     The following schedule presents the average daily balances, interest income (on a fully taxable equivalent basis) and interest expense and average rates earned and paid for the Bank's major categories of assets, liabilities, and shareholders' equity for each of the years indicated:

Table 2 - Interest Yields and Costs (in thousands)

                                                                     Year ended December 31,
                                                1996                            1995                                 1994
                                     Average              Yield/   Average                Yield/    Average                   Yield/
                                     Balance   Interest   Cost     Balance     Interest   Cost      Balance        Interest   Cost
Assets:
Fed. funds sold                       $2,483      $133    5.36%     $1,850       $108     5.81%       $4,045         $185     4.56%
Securities:
  Taxable                             39,831     2,524    6.34%     32,540      1,982     6.09%       31,965        1,501     4.70%
  Tax-exempt                          14,875     1,283    8.63%     15,174      1,355     8.93%       15,603        1,457     9.34%
Loans(1)(2)                          147,529    13,952    9.46%    135,557     13,232     9.76%      123,469       11,406     9.24%

Total earning assets/total
 interest income                     204,718   $17,888    8.74%    185,121    $16,673     9.01%      175,082      $14,547     8.31%

Cash and due from banks                4,474                         3,917                             3,681
Unrealized Gain/Loss                     420                          (293)                             (640)
All other assets                       7,999                         7,048                             6,568
Allowance for loan loss               (2,462)                       (2,187)                           (2,103)

  Total assets                      $215,149                      $193,606                          $182,588

Liabilities and
  Stockholders' Equity
Interest bearing deposits:
MMDA, Savings/NOW accounts           $62,076    $1,854    2.99%    $57,751     $1,892     3.28%      $63,679       $1,893     2.97%
Time                                  87,885     4,916    5.59%     80,319      4,419     5.50%       69,743        3,224     4.62%
Fed Funds Purchased                    8,004       301    3.76%      4,304        166     3.86%        2,459           70     2.85%
Other Borrowed Money                   1,893       110    5.81%      2,843        159     5.59%        3,455          187     5.41%

Total interest bearing liabilities/
   total interest expense            159,858    $7,181    4.49%    145,217     $6,637     4.57%      139,336       $5,374     3.86%

Noninterest bearing deposits          19,762                        16,744                            15,200
All other liabilities                  1,543                         1,328                             1,063
Stockholders' Equity:
Unrealized Holding Gain/Loss             277                          (192)                             (480)
Common Stock, Surplus, Retained
Earnings                              33,709                        30,509                            27,469

Total liabilities and
  stockholders' equity              $215,149                      $193,606                          $182,588


Interest spread                                 10,321    4.25%                 9,631     4.44%                     8,711     4.45%

Net interest income-FTE                        $10,707                        $10,036                              $9,173

Net Interest Margin as a Percentage
of Average Earning Assets                                 5.04%                           5.20%                               4.98%

(1) Nonaccruing loans are not significant during the three year period and, for purposes of the computations above, are included in the average daily loan balances.

(2) Interest on loans includes net origination fees totaling $263,376 in 1996, $265,562 in 1995 and $335,257 in 1994.

     Net interest income is the principal source of income for the Bank. Tax equivalent net interest income increased to $10,707,480 or by 6.7% in 1996. In the prior year tax equivalent net interest income increased by 9.4% to $10,035,973 from $9,172,574 in 1994.

     Net interest income is the difference between interest earned on loans, securities, and other earning assets and interest paid on deposits and borrowed funds. In Table 2 and Table 3 the interest earned on investments and loans is expressed on a fully taxable equivalent (FTE) basis. Tax exempt interest is increased to an amount comparable to interest subject to federal income taxes in order to properly evaluate the effective yields earned on earning assets. The tax equivalent adjustment is based on a federal income tax rate of 34%. Table 3 analyzes the reasons for the increases and decreases in interest income and expense. The change in interest due to changes in both balance and rate has been allocated to change due to balance and change due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

Table 3 - Change in Tax Equivalent Net Interest Income (in thousands)

                                                 1996 Compared to 1995                   1995 Compared to 1994

                                                      Amount of                               Amount of
                                                Increase/(Decrease)                       Increase/(Decrease)
                                                  due to change in                        due to change in

                                                                     Total                                          Total
                                                                     Amount                                         Amount
                                                                       of                                             of
                                                       Average      Increase/                      Average         Increase/
                                         Volume         Rate        (Decrease)       Volume          Rate          (Decrease)
Interest Income
  Federal funds sold..............        $    34       $   (8)        $    26       $  (128)       $    51        $   (77)
  Securities:
     Taxable......................            462            80            542             35           446             481
     Tax Exempt...................           (26)          (46)           (72)           (38)          (64)           (102)
  Loans...........................          1,133         (413)            720          1,180           646           1,826

    Total interest income.........          1,603         (387)          1,216          1,049         1,079           2,128

Interest Expense

  Interest bearing deposits:
    Savings/NOW accounts..........            129         (167)           (38)          (194)           193             (1)
    Time..........................            423            74            497            582           613           1,195
    Fed Funds Purchased...........            139           (4)            135             71            25              96
    Other Borrowed Money                     (55)             6           (49)           (34)             6            (28)
    Total interest expense                    636          (91)            545            425           837           1,262

Net interest income (FTE)                 $   967        $(294)        $   671         $  624        $  242         $   866

     The Company's commitment to reinvesting in its communities is evident in its ratios of loans to assets and loans to deposits, which ratios are generally greater than the comparable ratios of the Company's peers. This in turn translates into above peer net interest margin. (Based on FFIEC uniform bank performance report.)

     Net interest income as a percent of total interest income was 59.9%, 60.2%, and 63.1% for 1996, 1995, and 1994 respectively. Net interest spread was 5.23%, 5.42%, and 5.24% for the same periods.

     Interest from loans represents 78.0%, 79.4%, and 78.4% of total interest income for 1996, 1995, and 1994 respectively. Net interest income is strongly influenced by results of the Bank's lending activities.

     Total interest expense increased 33.6% from 1994 to 1996. Cost of funds are influenced by economic conditions and activities of the Federal Reserve. The Bank's asset/liability committee seeks to manage sources and uses of funds, and to monitor the gap in maturities of these funds to maintain a steady net interest margin in varying market conditions.


Table 4 - Composition of Average Earning Assets and Interest Paying Liabilities

                                                                     Year ended December 31
                                                            1996                1995                  1994
As a percent of average earning assets
  Loans......................................                 72%                 73%                 71%
  Other earning assets.......................                 28%                 27%                 29%

     Average earning assets..................                100%                100%                100%

  Savings and NOW accounts...................                 39%                 40%                 46%
  Time deposits..............................                 55%                 55%                 50%
  Other borrowings...........................                  6%                  5%                  4%

     Average interest bearing liabilities....                100%                100%                100%

Earning asset ratio..........................                 95%                 96%                 96%

Noninterest Income

     The major component of the Bank's noninterest income is service charges on deposits and service fees and gains from sale of Freddie Mac loans.

     Deposit account service charges have remained static due to a very competitive market. The Bank's service charge structures have not been increased since 1994.

     A large component of other noninterest income is origination fees for mortgages. A small but growing component of other noninterest income is from commissions earned on sales of non-deposit products and gains on sales of loans.

Table 5 - Noninterest Income (in thousands)

                                                                           Year Ended December 31
                                                             1996                  1995                  1994
Service charges on deposit accounts .........                $  529                 $492                  $537
Net gains (losses) on asset sales:

  Loans......................................                   133                  105                  (118)
  Securities.................................                    13                  (4)                   (48)
Other........................................                   400                  326                   294

     Total noninterest income................                $1,075                 $919                  $665

     The following table sets forth certain information with respect to the origination and sale of real estate mortgage loans, including the net gains recognized on the sale of such loans.

Table 6 - Net Gains on the Sale of Real Estate Mortgage Loans (in thousands)

                                                                         Year Ended December 31
                                                         1996                    1995                   1994

Real estate mortgage loan originations...........      $ 40,934                $ 34,585               $ 29,741
Real estate mortgage loan sales..................        21,784                  16,655                 14,163
Real estate mortgage loan servicing rights
sold.............................................             0                       0                      0
Net gains (losses) on the sale of real estate
mortgage loans...................................           133                     105                   (118)
Net gains (losses) as a percent of real estate
mortgage loan sales..............................         0.61%                   0.63%                 (0.83%)

     Net gains on the sale of real estate mortgage loans totaled $133,000 and $105,000 in 1996 and 1995. A net loss of $118,000 occurred in 1994. The increase from 1995 to 1996 of $28,000 was the result of a stable economic environment. The increase from 1994 to 1995 of $223,000 was a result of increased loan originations and a more favorable interest rate environment.

     The Bank sells the majority of its fixed-rate obligations. Such loans are sold without recourse. The Bank retains servicing rights on real estate mortgage loans sold. The impact of new accounting standards in 1996 (see Discussion of SFAS No.s 122 and 125 in Notes to Consolidated Financial Statements) has been and is expected to continue to be insignificant to the Corporation's consolidated financial position and results of operations.

Noninterest Expense

Table 7 - Noninterest Expense(in thousands)

                                                                          Year ended December 31
                                                            1996                 1995                   1994
Salaries and employee benefits...............               $2,650               $2,170                 $1,993
Occupancy and equipment......................                  845                  788                    722
FDIC assessment..............................                   17                  176                    327
Postage......................................                  104                   93                     80
Printing and supplies........................                  132                  122                     86
Marketing....................................                  161                  131                     64
Michigan Single Business Tax.................                  197                  172                    148
Other........................................                1,063                  859                    677

  Total noninterest expense..................               $5,169               $4,511                 $4,097

     Table 7 lists the Bank's most significant noninterest expenses.

     Total operating expenses grew 26% from 1994 to 1996. The majority of the increase was in employee salaries and benefits and most of that increase resulted from the addition of staff. The Bank has made a conscious effort to add to staff to improve asset quality and regulatory compliance. Additions to the Bank's staff were also made as a part of an effort to build and improve marketing and sales support. This is a long term initiative that is expected to contribute to future growth and earnings.

     Expenses were positively impacted by the reduction in FDIC insurance costs. Under current guidelines, the Bank has achieved the best rating and therefore enjoys the low assessment. (See "Supervision and Regulation.")

     Earnings remained strong in 1996 aided by reduced expenses for FDIC insurance and reduced loan loss provisions.

Financial Condition--Summary

     During 1996, total assets increased 3% to $217,526,530. Deposit growth was minimal, however, a positive change did take place in the deposit area as a shift from high priced CDS to core savings and checking deposits took place. This coincides with an effort to build relationship banking. Loans grew 2.8% in 1996 down from 12.2% in 1995. Strong competition for loans remains a risk factor for the future.

The Loan Portfolio

     The loan personnel of the Bank are committed to making quality loans that produce a competitive rate of return for the Bank and also serve the community by providing funds for home purchases, business purposes, and consumer needs. It is management's intent to maintain a loan to deposit ratio in the 75-85% range, enabling the Bank to earn the higher interest rates available on loans. Loan demand in the Bank's service area is expected to remain strong enough to achieve that goal.


     The majority of loans are made to businesses in the form of commercial loans and real estate mortgages. The Bank's consumer mortgage activity is substantial; however, only a small portion of these loans are retained for the Bank's own portfolio. The Bank does retain the servicing rights on substantially all such sold loans. Over the past five years the Bank has built an eighty-two million dollar servicing portfolio with the Federal Home Loan Mortgage Corporation ("FHLMC"). At December 31, 1996 and 1995, the Bank was servicing loans of $82,000,000 and $72,000,000, respectively, all of which relate to residential mortgages originated by the Bank. The Bank originated $40,934,000 (485 loans) and $34,585,000 (432 loans) in mortgage loans in 1996 and 1995, respectively, and sold to FHLMC $21,784,000 (262 loans) in 1996 and $16,655,000 (209 loans) in 1995.

Repayments and early payoffs were $17,484,000 in 1996 and $12,552,000 in 1995. The impact of adopting SFAS No. 122 was not material to consolidated financial position as of December 31, 1996 or results of operations for the year then ended.

     The loan portfolio mix consists of 23% residential real estate, 8% consumer installment, 50% commercial real estate, and 19% commercial. In 1996, the Bank made a commitment for the future to grow and improve its consumer installment portfolio.

     The growth rate of the lending portfolio was 12.2% from 1994 to 1995 and 1.6% from 1995 to 1996.

     Nearly 80% of loans are placed within the area the Bank designates as its market for purposes of regulatory Community Reinvestment Act ("CRA") compliance. Nearly all loans are placed within the metropolitan area of Grand Rapids and surrounding communities.

Table 8 - Loan Portfolio Composition(in thousands)

                                                                         Balance as of December 31
                                   1996                 1995                 1994                  1993                  1992
                             Amount      %         Amount      %        Amount      %         Amount      %         Amount      %
Commercial Real Estate..     $ 72,280    50        $ 71,690    50       $ 63,898    50        $ 54,492    47        $ 44,703    43
Residential Real Estate.       33,443    23          33,530    24         28,133    22          25,563    22          25,560    24
Other Commercial........       27,452    19          26,912    19         25,681    20          26,284    23          26,199    25
Installment.............       11,894     8          10,681     7          9,574     8           8,837     8           8,351     8

  Total loans...........     $145,069   100%       $142,813   100%      $127,286   100%       $115,176   100%       $104,813   100%

Less:
Allowance for Loan Losses      (2,376)               (2,305)              (2,056)               (2,049)               (1,820)

Total Loans Receivable, Net  $142,693              $140,508             $125,429              $113,127              $102,993

The lending policy of the Bank was written to reduce credit risk, enhance earnings and guide the lending officers in making credit decisions. There are 8 levels in the loan authorization procedure depending on the dollar amount of the loan request.

              1,600,001 to  4,000,000   Board of Directors
                500,001 to  1,600,000   Executive Loan Committee
                      0 to    500,000   Loan Committee
                      0 to    150,000   Class 1 Lender
                      0 to     75,000   Class 2 Lender
                      0 to     40,000   Class 3 Lender
                      0 to     20,000   Class 4 Lender
                  Student Loans Only    Class 5 Lender

The class of lender is approved by the Bank's Board of Directors. The Board of Directors has appointed a Chief Lending Officer who is responsible for the supervision of the lending activities of the Bank. The Board has also appointed a loan review officer who monitors the credit quality of the loan portfolio independent of the loan approval process. Periodic reviews are submitted by the loan review officers to the Chief Lending Officer and these reviews are submitted to the Audit/Compliance Committee on a quarterly basis.

     The extent of loan quality is demonstrated by the low ratios of nonperforming loans and charge offs as a percentage of the loan portfolio. As referenced in more detail in Table 10 below, the Bank's ratio of nonperforming loans to total loans at December 31, 1996 was only .8%. In 1996, the Bank had net recoveries of $71,000, while net charge offs were $26,000 and $163,000 in 1995 and 1994, respectively.

     Nonperforming assets are comprised of loans for which the accrual of interest has been discontinued, accruing loans 90 days or more past due in payments, collateral for loans which have been in-substance foreclosed, and other real estate which has been acquired primarily through foreclosure and is awaiting disposition. Loans are generally placed on a nonaccrual basis when principal or interest is past due 90 days or more and when, in the opinion of management, full collection of principal and interest is unlikely.

Table 9 - Maturities and Sensitivities of Loans in Interest Rates

     The following table shows the amount of total loans outstanding as of December 31, 1996 which, based on remaining scheduled repayments of principal, are due in the periods indicated.


                                                                                       Maturing
                                                                               (in thousands of dollars)
                                                                          After one but
                                                    Within one Year       within five years    After five years    Total

Residential Real Estate..............               $  7,290               $14,713               $13,355         $35,358
Installment..........................                    870                10,428                   213          11,511
Commercial Real Estate...............                 16,053                55,600                   170          71,823
Other commercial.....................                 12,124                14,220                    33          26,377

      Totals.........................                $36,337               $94,961               $13,771        $145,069

Allowance for Loan Losses............                                                                             (2,376)
Total Loan Receivable, Net...........                                                                           $142,693

     Below is a schedule for the amounts maturing or repricing which are classified according to their sensitivity to changes in interest rates.

                                                      Interest Sensitivity
                                                    (in thousands of dollars)
                                                             Fixed Rate               Variable Rate             Total
Due within 3 months.........................                 $  4,922                  $49,078                  $54,000
Due after 3 months within 1 year............                    8,208                        0                    8,208
Due after one but within five years.........                   75,271                        0                   75,271
Due after five years........................                    7,590                        0                    7,590

Total.......................................                  $95,991                  $49,078                 $145,069

Allowance for loan losses...................                                                                     (2,376)

Total loans receivable, net.................                                                                   $142,693

Table 10 - Nonperforming Assets(in thousands)

                                                                                           December 31

                                                                       1996        1995       1994       1993       1992
Nonaccrual loans................................................       $1,080       $835      $   0       $204     $    30
90 days or more past due & still accruing.......................          114        111        303        516       1,003

  Total Nonperforming loans.....................................        1,194        946        303        720       1,033
Other real estate...............................................            0          0          0        190         253

  Total Nonperforming assets....................................       $1,194       $946       $303       $910      $1,286


Nonperforming loans as a percent of total loans.................        0.82%      0.66%      0.24%      0.63%       0.99%
Nonperforming assets as a percent of total loans................        0.82%      0.66%      0.24%      0.79%       1.23%
Nonperforming loans as a percent of the loan loss reserve.......          50%        41%        15%        35%         57%

     While Nonperforming loans make up 50% of the Bank's loan loss reserve as of December 31, 1996, management is confident that substantial equity exists in the majority of these credits. The loan loss reserve then, is adequate for these loans as well as the remainder of the lending portfolio.

     It is expected that $811,000 of non-accrual loans will become other real estate in 1997. Prospects are good that this same real estate will be liquidated without loss in 1997. This would bring non-performing loans to .26% of loans and 16% of loan loss reserve.

     The allowance for loan losses is analyzed periodically by management. In so doing, management assigns a portion of the allowance to specific credits that have been identified as problem loans and reviews past loss experience. The local economy and particular concentrations are considered, as well as a number of other factors.

Table 11 - Loan Loss Experience(in thousands)

                                                                              Year ended December 31
                                                               1996        1995         1994        1993         1992
Loans:
  Average daily balance of loans for the year.............     $146,052    $135,282    $120,108     $109,935    $100,270
  Amount of loans outstanding at end of period............     $145,069    $142,813    $127,286     $115,176    $104,813

Allowance for loan losses:
  Balance at beginning of year............................    $   2,305   $   2,056   $   2,049    $   1,820   $   1,269
  Loans charged off:
    Real estate...........................................            0           0           0            0           0
    Commercial............................................          108          25         265          426         255
    Consumer..............................................           71          75          33           49          57

        Total charge-offs.................................          179         100         298          475         312
  Recoveries of loans previously charged
    Real estate                                                      56           3           3            2          65
    Commercial............................................          157          57         109          174          21
    Consumer..............................................           37          14          23           18          27

        Total recoveries..................................          250          74         135          194         113


  Net loans charged off (recoveries)......................          (71)         26         163          281         199
  Additions to allowance charged to operations............            0         275         170          510         750

        Balance at end of year............................     $  2,376   $   2,305   $   2,056    $   2,049   $   1,820
Ratios:
  Net loans charged off to avg loans outstanding..........        -.05%        .02%        .13%         .25%        .19%
  Allowance for loan losses to loans outstanding..........        1.64%       1.62%       1.62%        1.78%       1.74%

Table 12 - Allocation of the Allowance for Loan Losses

                                                                             Year ended December 31

                                                        1996          1995           1994           1993           1992
Commercial.....................................         $1,734        $1,707         $1,730         $1,678         $1,447
Real estate mortgages..........................            188           177            154            160            142
Consumer.......................................            158           136            122            109            108
Unallocated....................................            296           285             50            102            123

  Total........................................         $2,376        $2,305         $2,056         $2,049         $1,820

The Securities Portfolio

     Securities are purchased and classified as "available-for-sale." The Bank adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" on January 1, 1994. These securities may be sold to meet the Bank's liquidity needs or to improve the quality of the investment portfolio.

Deposits

     Deposits are gathered from the communities the Bank serves. Lately the Bank has emphasized relationship marketing to reinforce the core nature of its deposit base.

     Table 13 indicates a relatively stable base of deposits spread over the Bank's product lines. Average total deposits grew 4.1% from 1994 to 1995 and grew 9.6% from 1995 to 1996. The increase from 1995 to 1996 resulted primarily from the $10,000,000 deposits only acquisition of the Moline Branch from First of America Bank.

     The Bank is continually enhancing its deposit product. In addition to relationship pricing the Bank has instituted telephone and personal computer banking as new alternatives to customer access. The Bank operates eight automated teller machines, three of which are off-site.

Table 13 - Average Daily Deposits (in thousands)

                                                                                Average for the Year
                                                        1996                          1995                          1994
                                            Amount         % of Assets   Amount         % of Assets   Amount          % of Assets
Noninterest bearing demand.............     $ 19,762             9%      $ 16,744              9%     $  15,200              8%
MMDA/Savings and NOW accounts..........       62,076            29%        57,751             30%        63,679             35%
Time...................................       87,885            41%        80,319             41%        69,743             38%

   Total Deposits......................     $169,723            79%      $154,814             80%      $148,622             81%

     The following table sets forth the average deposit balances and the weighted average rates paid thereon:

                                                                                Average for the Year
                                                      1996                          1995                          1994
                                              Average                       Average                       Average
                                              Balance            Rate       Balance             Rate      Balance             Rate
Noninterest bearing demand..............      $ 19,762                      $  16,744                      $ 15,200
MMDA/Savings and NOW accounts...........        62,076            2.99%        57,751           3.28%        63,679           2.97%
Time....................................        87,885            5.60%        80,319           5.50%        69,743           4.62%

   Total Deposits.......................      $169,723            3.99%      $154,814           4.08%      $148,622           3.44%

     The following table summarizes time deposits in amounts of $100,000 or more by time remaining until maturity as of December 31, 1996:

                                                              Amount
         Three months or less . . . . . . . . . . . . . . . . $  1,515
         Over 3 months through 6 months . . . . . . . . . . .      991
         Over 6 months through 1 year . . . . . . . . . . . .    1,772
         Over 1 year. . . . . . . . . . . . . . . . . . . . .    2,491
                                                              $  6,769

     The Bank operates in a very competitive environment. Management monitors rates at other financial institutions in the area to ascertain that its rates are competitive with the market. Management also attempts to offer a wide variety of products to meet the needs of its customers. The Bank offers business and consumer checking accounts, regular and money market savings accounts, and certificates having many options in their terms.

Capital

     A financial institution's capital ratio is looked upon by the regulators and the public as an indication of its soundness. Table 14 summarizes the Company's regulatory capital and its capital ratios. Also shown are the capital requirements established by the regulatory agencies for adequately and well-capitalized institutions. The Bank's strong capital ratio puts it in the best classification on which the FDIC bases its assessment charge. As capital ratios continue to increase, management is challenged to find ways to effectively administer the Bank's resources.

     In 1996, the Company paid dividends totaling $942,389 approximately 22% of earnings. In 1995, dividends of $750,891 were paid, 19% of earnings, while the previous year $617,246 was paid out equaling 17% of earnings.

     On January 13, 1997, the Company paid a special $2.00 per share dividend. This is in addition to the anticipated regular dividends for 1997. It still leaves the Company in all the top regulatory categories for adequately and well-capitalized institutions.

Table 14- Capital Resources (in thousands)

                                         Regulatory Requirements                   December 31
                                        Adequately          Well
                                       Capitalized       Capitalized          1996             1995             1994
Tier 1 capital.....................                                           $34,566          $31,129          $28,880
Tier 2 capital.....................                                             1,976            1,923            1,696

  Total qualifying capital.........                                           $36,542          $33,052          $30,576


Ratio of equity to total assets....
Tier 1 leverage ratio..............                4%                5%        15.97%           15.42%           15.36%
Tier 1 risk-based capital..........                4%                6%        21.92%           20.28%           21.34%
Total risk-based capital...........                8%               10%        23.18%           21.54%           22.76%

Asset/Liability Management

     The Bank's Asset/Liability Management committee ("ALCO") meets regularly to evaluate the Bank's interest rate sensitivity position, address issues of liquidity, and review the interest margin, analyzing causes for changes in net interest income.

     The Bank's Asset/Liability Policy provides that the one year gap position will be plus or minus 25%. During 1996, the Bank's one year gap position averaged a 5% negative gap.

     Management was able to influence the gap by selling fixed rate mortgages, pricing loans to encourage variable rate financing, and encouraging depositors to invest in time deposits by pricing them favorably.

     The Company's sources of liquidity include principal payments received on loans, maturing investment securities, sale of securities held in the "available for sale" designation, customer deposits, borrowing from the Federal Home Loan Bank of Indianapolis, other bank borrowings, Federal Funds and the issuance of common stock. The Company has ready access to significant sources of liquidity on an almost immediate basis. Management anticipates no difficulty in maintaining liquidity at levels necessary to conduct the Bank's day-to-day business activity.

Table 15 - Asset/Liability Gap Position (in thousands)

                                                                            December 31, 1996
                                                    0-3            4-12             1-5             5+
                                                   Months          Months           Years           Years           Total
Assets:
  Loans...................................         $54,000        $  8,208         $75,271        $  9,523        $147,002
  Securities..............................          17,483           3,699           8,376          28,513          58,071
  Fed funds...............................             400               0               0               0             400

  Earning assets                                    71,883          11,907          83,647          38,036         205,473
  Other assets............................               0               0               0          12,054          12,054

    Total assets..........................         $71,883         $11,907         $83,647         $50,090        $217,527

Liabilities & Shareholders' Equity:
  Demand, Savings & NOW...................         $22,702       $       0       $       0       $  65,174       $  87,876
  Time....................................          17,996          36,136          28,213               0          82,345

  Total Deposits..........................          40,698          36,136          28,213          65,174         170,221
  Other borrowings........................           9,038           1,500               0               0               0
  Other liabilities and equity............               0               0               0          36,768          47,306

     Total liabilities and equity.........         $49,736         $37,636         $28,213        $101,942        $217,527

Rate sensitivity gap and ratios:
  Gap for period..........................         $22,147        ($25,729)        $55,434        ($51,852)
  Cumulative gap..........................          22,147         ( 3,582)         51,852               0
Ratio for period..........................            1.45             .32            2.96             .49
Cumulative rate sensitive ratio...........            1.45             .96            1.49            1.00

     The demand, savings and NOW accounts are categorized in the above table based upon the Bank's historical experience.

Impact of Inflation

     The majority of assets and liabilities of financial institutions are monetary in nature. Generally, changes in interest rates have a more significant impact on earnings of the Bank than inflation. Although influenced by inflation, changes in rates do not necessarily move in either the same magnitude or direction as changes in the price of goods and services. Inflation does impact the growth of total assets, creating a need to increase equity capital at a higher rate to maintain an adequate equity to assets ratio, which in turn reduces the amount of earnings available for cash dividends.

Item 3.  Properties.

                                 BANK PROPERTIES

     The Bank operates from seven facilities, located in seven communities, in Kent, Ottawa and Allegan Counties, Michigan. The Bank's main office is located at 2445 84th Street, S.W., Byron Center, Michigan. This facility is a two story 30,000 square foot building constructed in 1988. The Bank's branch offices in Dorr, Grand Rapids, Grandville, Hudsonville, Jamestown and Moline are all single story facilities ranging in size from 1,100 square feet to 10,000 square feet. All of the properties are owned by the Bank.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

               OWNERSHIP OF COMPANY STOCK BY MANAGEMENT AND OTHERS

     The following table sets forth information as of the date of this Registration Statement with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each director and director nominee of the Company, (iii) each named executive officer, and (iv) all directors and executive officers as a group.

                                                                      Number of Shares(1)
                                                                      Owned or Controlled         Percent of Class
Charles Andringa (2)                                                          78,190               7.77
Forrest W. Bowling (Officer)                                                   1,381                 *
Martin Braun (Officer)                                                           144                 *
Norman J. Fifelski (Director)                                                  1,312                 *
Dellvan Hoezee (Director) (3)                                                  2,919                 *
Bernard Hull (Director)                                                        6,579                 *
John A. Peterson (Officer)                                                        84                 *
Lois Smalligan (Officer and Director) (4)                                     21,653               2.15
Jane Van Singel (5)                                                           57,879               5.75
John A. Van Singel (Officer and Director) (6)                                 21,509               2.14
Willard Van Singel (5) (Director)                                             76,553               7.61
David G. Van Solkema (Director)                                                1,046                 *
Gerald Williams (Director)                                                     7,000                 *
All Executive Officers and Directors as a
Group (11 persons)                                                           137,995               13.71

*Represents less than one percent

(1) This information is based upon the Company's records as of March 1, 1996, and information supplied by the persons listed above. The number of shares stated in this column include shares owned of record by the shareholder and shares which, under federal securities regulations, are deemed to be beneficially owned by the shareholder. Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power or share voting and investment power with their respective spouses, with respect to all shares beneficially owned.

(2)  Mr.  Andringa's  mailing address is 2807 Bridgeside  Drive,  Caledonia,  MI
     49316.

(3) Includes 1,580 shares owned by Hudsonville Creamery & Ice Cream Co., a corporation in which Mr. Hoezee owns a 1/3 interest.

(4)  Includes 10,388 shares owned by Ms. Smalligan's children.

(5) Willard and Jane Van Singel are husband and wife and their mailing address is: 8977 Lindsey Lane, S.W., Byron Center, MI 49315.

(6) Includes 4,133 shares owned by Mr. Van Singel's minor children and 9,741 shares owned jointly by Mr. Van Singel with his parents, Willard and Jane Van Singel.

Item 5.  Directors and Executive Officers.

                                   MANAGEMENT

Directors and Executive Officers

     The Company's Articles of Incorporation provide for the division of the Board of Directors into three classes of nearly equal size, with the directors of each class to hold office for staggered three year terms. The terms of Willard Van Singel, David Van Solkema and Gerald Williams will expire at the annual meeting of shareholders in 1997; the terms of Norman Fifelski, Dellvan Hoezee and Bernard Hall will expire in 1998; and the terms of John Van Singel and Lois Smalligan will expire in 1999.

     The following table sets forth information regarding the directors and executive officers of the Company:

Name                    Age    Position
John Van Singel         42     President, CEO and Director of the Company
                                   and the Bank
Lois Smalligan          64     Director of the Company and the Bank, Vice
                                   President of the Bank
John Peterson           48     Executive Vice President of the Bank
Forrest Bowling         48     Vice President of the Bank
Martin Braun            41     Vice President of the Bank
David Van Solkema       55     Director and Chairman of the Board of the
                                   Company and the Bank
Norman Fifelski         51     Director of the Company and the Bank
Dellvan Hoezee          62     Director of the Company and the Bank
Bernard Hull            71     Director of the Company and the Bank
Willard J. Van Singel   78     Director of the Company
Gerald Williams         64     Director of the Company and the Bank

     John Van Singel, has been the President of the Bank since 1990. He has served as a director and secretary of the Company since its incorporation and was elected President of the Company in 1997. Mr. Van Singel joined the Bank in 1976 and has served in various officer capacities. Mr. Van Singel became a director of the Bank in 1982. He is also a member of the Board of Education of Byron Center Public Schools.

     Lois Smalligan, has served as a Vice President of the Bank since 1975. She has been a director of the Bank since 1983 and has served as a director of the Company since its incorporation. Ms. Smalligan has been an employee of the Bank for over 46 years.

     John Peterson, has been the Executive Vice President of the Bank since 1994 and has been employed by the Bank in various officer capacities since 1983.

     Forrest Bowling has been a Vice President of the Bank since May 1994 and has been employed by the Bank in various officer capacities since 1988.

     Martin Braun has been a Vice President of the Bank since January 1992 and has been employed by the Bank in various officer capacities since 1988.

     David Van Solkema, has served as a director of the Company since its incorporation, and has served as a director of the Bank since 1972. He has served as Chairman of the Board of the Company and the Bank since 1994. Mr. Van Solkema is President of Jobbers Warehouse, an automotive parts distributor.

     Norman Fifelski, has served as director of the Company since its incorporation, and has served as a director of the Bank since 1987. Mr. Fifelski is the owner of Hillcrest Food & Fuel, a convenience store and gas station business.

     Dellvan Hoezee, has served as a director of the Company and the Bank since 1991. Mr. Hoezee is President of Hudsonville Creamery.

     Bernard  Hull,   has  served  as  a  director  of  the  Company  since  its incorporation, and has served as a director of the Bank since 1984. Mr. Hull is the owner of Bernard Hull Builders, residential builders.

     Gerald Williams, has served as a director of the Company since its incorporation, and has served as a director of the Bank since 1987. Mr. Williams is President of Dorr Farm Products, a farm equipment retailer.

Director Compensation

     Directors of the Company and the Bank are paid an annual retainer fee of $5,000 for their service on both boards. No compensation is paid for attendance at Company or Bank Board or committee meetings; although discretionary bonuses were paid to each director amounting to $7,000, $6,000 and $5,200 for the years ended December 31, 1996, 1995 and 1994, respectively. During 1996, the Board of Directors of the Company and the Bank held a total of 24 regular meetings. Various committees of the Board held meetings as needed. Each director attended at least 75% of the total number of meetings of the Board of Directors and meetings of committees on which they served.

     In 1988, the Bank adopted a deferred compensation plan for directors that provides for benefit payments to the participant and his or her family upon retirement or death. All of the Company's directors are participants in this plan. This plan allowed for the deferral of director fees in return for the payment of certain defined benefits payable upon termination of one's service as a director of the Bank. The cost of this plan was $102,563, $49,179 and $54,494 in 1996, 1995 and 1994, respectively. The projected benefit obligations for this plan was $549,778 as of December 31, 1996. The Bank has purchased life insurance policies on the lives of the participating directors with the Bank as the owner and beneficiary. The life insurance policies will be used to fund the benefits under the plan. The cash surrender value of the policies was $879,440 as of December 31, 1996. As of January 1, 1997, no further deferrals of directors fees may be made under this plan.

     The Audit Committee, comprised of Messrs. Fifelski, Hoezee and Van Solkema, met on three occasions during 1996. Its primary duties and responsibilities include annually recommending to the Board of Directors an independent public accounting firm to be appointed auditors of the Company and the Bank, reviewing the scope and fees for the audit, reviewing all the reports received from the independent certified public accountants, and coordinating matters with the internal auditing department.

Item 6.  Executive Compensation.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Bank during the last three years to its Chief Executive Officer. There are no employees of the Company; all personnel are employed by the Bank. No other executive officers of the Company or the Bank received annual compensation in excess of $100,000 during this period.

                                                                                                                All Other
       Name and Principal Position          Year                  Salary                Bonus                   Compensation(1)
John Van Singel, President and              1996                   $142,000             $40,000                  $12,906
    Chief Executive Officer                 1995                   $130,000             $37,500                  $12,906
                                            1994                   $122,000             $35,000                  $12,906

(1) The amount set forth in this column includes (a) Bank contributions to the Bank's Profit Sharing Plan of $12,750, $12,750, and $12,750 for 1996, 1995,
     and 1994, respectively, and (b) the dollar value of premiums paid by the Bank for term life insurance on behalf of this executive.

     Neither the Company nor the Bank maintain any option or other equity based compensation plans. The Bank does maintain a profit sharing plan, whereby cash bonuses are paid to employees if the Bank exceeds certain predetermined levels of earnings established each year by the Board of Directors.

Item 7.  Certain Relationships and Related Transactions.

                              CERTAIN TRANSACTIONS

     Certain directors and officers of the Company have had and are expected to have in the future, transactions with the Bank, or have been directors or officers of corporations, or members of partnerships, which have had and are expected to have in the future, transactions with the Bank. All such transactions with officers and directors, either directly or indirectly, have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and these transactions do not involve more than the normal risk of collectibility or present other unfavorable features. All such future transactions, including transactions with principal shareholders and other Company affiliates, will be made in the ordinary course of business, on terms no less favorable to the Company than with other customers, and will be subject to approval by a majority of the Company's independent, outside disinterested directors.

Item 8.  Legal Proceedings.

                                LEGAL PROCEEDINGS

     Neither the Company nor the Bank are involved in any legal proceedings other than routine litigation incidental to the ordinary conduct of the business of the bank, none of which would result in a material impact on the Company or the Bank, individually or in the aggregate, in the event of an adverse outcome.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

                      MARKET FOR COMMON STOCK AND DIVIDENDS

     There is no active market for the Company's Common Stock, and there is no published information with respect to its market price. There are occasional sales through brokers and direct sales by shareholders of which the Company's management is aware. It is the understanding of the management of the Company that over the last two years, the Company's Common Stock has sold at prices in excess of book value. From January 1, 1995, through December 31, 1996, there were, so far as the Company's management knows, 75 sales of shares of the Company's Common Stock, involving a total of 16,886 shares. The price was reported to management in only a few of these transactions, and management has no way of confirming the prices which were reported. During this period, the highest price known by management to be paid was $61.60 per share in the second quarter of 1996, and the lowest price was $44.00 per share in January 1995. To the knowledge of management, the last sale of Common Stock occurred on February 10, 1997, involving the sale of 345 shares at a price of $58.00 per share. The per share information has been adjusted for the July 1, 1996 10% stock dividend.

     The following table sets forth the range of high and low sales prices of the Company's Common Stock during 1995 and 1996 and the first three months of 1997, based on information made available to the Company, as well as per share cash dividends declared during those periods. Although management is not aware of any transactions at higher or lower prices, there may have been transactions at prices outside the ranges listed below:

                                                                                                                    Cash
                                                                   Sales Prices                               Dividends Declared
                 1995                                    High                       Low
First Quarter.........................                   $  46.20                   $  44.00
Second Quarter........................                      57.20                      56.10                       $.36
Third Quarter.........................                      57.20                      55.00
Fourth Quarter........................                      59.40                      59.40                       $.38
                 1996                                    High                       Low
First Quarter.........................                   $  59.40                   $  59.40
Second Quarter........................                      61.60                      60.50                       $.44
Third Quarter.........................                      58.00                      52.00
Fourth Quarter........................                      58.00                      53.00                       $.50
                 1997                                    High                       Low
First Quarter.........................                   $  63.00                   $  56.00                      $2.00 (1)
Second Quarter .......................                      65.00                      63.00                       $.53

(1)  A special dividend of $2.00 per share.

     There are 2,000,000 shares of the Company's Common Stock authorized, of which 1,006,174 shares were issued and outstanding as of April 1, 1997. There were approximately 560 shareholders of record, including trusts and shares jointly owned, as of that date. No warrants or options exist for the purchase of additional stock of the Company.

     The holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of funds legally available for that purpose. Dividends have been paid on a semi-annual basis. In determining dividends, the Board of Directors considers the earnings, capital requirements and financial condition of the Company and the Bank, along with other relevant factors. The Company's principal source of funds for cash dividends is the dividends paid by the Bank. The ability of the Company and the Bank to pay dividends is subject to regulatory restrictions and requirements. See the discussion under "Business- Supervision and Regulation" above.

Item 10.  Recent Sales of Unregistered Securities.

     No securities of the Company have been sold or exchanged by the Company within the past three years.

Item 11.  Description of Registrant's Securities to be Registered.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation, which are filed as an exhibit to this Registration Statement and are incorporated herein by reference.

     Under its Articles of Incorporation, as amended, the Company's authorized capital stock consists of 2,000,000 shares of Common Stock, par value $1.00 per share of which 1,006,174 shares are outstanding and held of record by approximately 560 persons as of the date of this Registration Statement.

     All voting rights are vested in the holders of shares of Common Stock, with each share entitling the holder to one vote. The shares of Common Stock do not have cumulative voting rights, and holders have no preemptive right to subscribe for additional securities issuable by the Company.

     In the event of the liquidation of the Company, the holders of Common Stock are entitled to receive, pro rata, any assets distributable to shareholders in respect of shares held by them after satisfaction of the liquidation preferences of any outstanding Preferred Stock. Subject to any prior rights of the holders of Preferred Stock then outstanding, holders of the Company's Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available for that purpose. The outstanding shares of Common Stock are fully paid and nonassessable.

     The Company serves as its own transfer agent of the Company's Common Stock.

     The Board of Directors of the Company believes that the availability for issuance of a substantial number of shares of the Company's Common Stock at the discretion of the Board of Directors is advisable to provide the Company with the flexibility to take advantage of opportunities to issue such stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of the Company's Common Stock.

     Uncommitted authorized but unissued shares of the Company's Common Stock may be issued from time to time to such persons and for such consideration as the Board of Directors of the Company may determine and holders of the then outstanding shares of Company Common Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law and the judgment of the Board of Directors of the Company regarding the submission of such issuance to the Company's stockholders. As noted, the Company's stockholders have no preemptive rights to subscribe to newly issued shares.

     Moreover, it is possible that additional shares of the Company's Common Stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in the Company more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of the Company. Under such circumstances, the availability of authorized and unissued shares of the Company's capital stock may make it more difficult for stockholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of the Company by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the Board of Directors of the Company in opposing such an attempt by a third party to gain control of the Company. The issuance of new shares of the Company's capital stock could also be used to dilute ownership of a person or entity seeking to obtain control of the Company. Although the Company does not currently contemplate taking any such action, shares of the Company's capital stock could be issued for the purposes and effects described above and the Board of Directors reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

Anti-Takeover Provisions

     In addition to the utilization of authorized but unissued shares as described above, the Company's Articles of Incorporation and the Michigan Business Corporation Act ("MBCA") contain other provisions which could be utilized by the Company to impede certain efforts to acquire control of the Company. Those provisions include the following:

     Anti-Takeover Legislation. The MBCA contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of "control shares" of large public Michigan corporations (the "Control Share Act").

     The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquiror which, when combined with other shares held by that person or entity, would give the acquiror voting power at or above any of the following thresholds: 20%, 33- 1/3% or 50%. Under the Control Share Act, an acquiror may not vote "control shares" unless the corporation's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The Control Share Act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.

     The Control Share Act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

     The Control Share Act applies only to an "issuing public corporation." The Company falls within the statutory definition of an "issuing public corporation." The Control Share Act automatically applies to any "issuing public corporation" unless the corporation "opts out" of the statute by so providing in its articles of incorporation or bylaws. The Company has not "opted out" of the Control Share Act.

     Fair Price Act. Certain provisions of the MBCA (the "Fair Price Act") establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The Fair Price Act provides that a supermajority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a "business combination." The Fair Price Act defines a "business combination" to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the Company. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     The supermajority vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the Company is at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the Company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

     The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.

     Classified Board. The Board of Directors of the Company is classified into three classes, with each class serving a staggered, three-year term. Classification of the Board could have the effect of extending the time during which the existing Board of Directors could control the operating policies of the Company even though opposed by the holders of a majority of the outstanding shares of the Company's Common Stock.

     Under the Company's Articles, all nominations for directors by a stockholder must be delivered to the Company in writing at least 60 days prior to the annual meeting of the shareholders, regardless of any postponements, deferrals, or adjournments of the meeting to a later date. A nomination that is not received prior to this deadline will not be placed on the ballot. The Board believes that advance notice of nominations by shareholders will afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board of Directors, will provide an opportunity to inform shareholders about such qualifications. Although this nomination procedure does not give the Board of Directors any power to approve or disapprove of shareholder nominations for the election of directors, this nomination procedure may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed.

     The Company's Articles provide that any one or more directors may be removed at any time, with or without cause, but only by either (i) the affirmative vote of a majority of "Continuing Directors" and at least 80% of the directors; or (ii) the affirmative vote, at a meeting of the shareholders called for that purpose, of the holders of at least 80% of the voting power of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class. A "Continuing Director" is generally defined in the Articles as any member of the Board who is unaffiliated with any "interested shareholder" (generally, an owner of 10% or more of the Company's outstanding voting shares) and was a member of the Board prior to the time an interested shareholder became an interested shareholder, and any successor of a Continuing Director who is unaffiliated with an interested shareholder and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board.

     Any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the Board of Directors, acting by an affirmative vote of a majority of the Continuing Directors and an 80% majority of all of the directors then in office, although less than a quorum. Any directors so chosen shall hold office until the next annual meeting of shareholders at which directors are elected to the class to which such a director was named and until their respective successors shall be duly elected and qualified or their resignation or removal. No decrease in the number of directors may shorten the term of any incumbent director.

     Notice of Shareholder Proposals. Under the Company's Articles, the only business that may be conducted at an annual meeting of shareholders is business that has been brought before the meeting by or at the direction of the majority of the directors or by a shareholders of the Company (a) who provides timely notice of the proposal in writing to the secretary of the Company and the proposal is a proper subject for action by shareholders under Michigan law or
(b) whose proposal is included in the Company's proxy materials in compliance with all the requirements set forth in the applicable rules and regulations of the Securities & Exchange Commission. To be timely, a shareholder's notice of proposal must be delivered to, or mailed to and received at the principal executive offices of the Company not less than sixty (60) days prior to the date of the originally scheduled meeting regardless of any postponements, deferrals or adjournments of that meeting to a later date. The shareholder's notice of proposal must set forth in writing each matter the shareholder proposes to bring before the meeting including: the name and address of the shareholder submitting the proposal, as it appears on the Company's books and records; a representation that the shareholder (i) is a holder of record of stock of the Company entitled to vote at the meeting, (ii) will continue to hold to such stock through the date on which the meeting is held, and (iii) intends to vote in person or by proxy at the meeting and to submit the proposal for shareholder vote; a brief description of the proposal desired to be submitted to the meeting for shareholder vote and the reasons for conducting such business at the meeting; and the description of any financial or other interest of the shareholder in the proposal. This procedure may limit to some degree the ability of shareholders to initiate discussions at annual shareholders meetings. It may also preclude the conducting of business at a particular meeting if the proposed notice procedures have not been followed.

     Amendment or Repeal of Certain Provisions of the Articles. Under Michigan law, the Board of Directors need not adopt a resolution setting forth an amendment to the Articles of Incorporation before the shareholders may vote on it. Unless the Articles of Incorporation provide otherwise, amendments of the Articles of Incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if the amendment would increase or decrease the number of authorized shares of any class or series, or the par value of such shares, or would adversely affect the rights, powers, or preferences of such class or series, a majority of the outstanding stock of such class or series also would be required to approve the amendment.

     The Company's Articles require that in order to amend, repeal or adopt any provision inconsistent with Article VIII relating to the Board of Directors, the affirmative vote of at least 80% of the issued and outstanding shares of the Company's capital stock entitled to vote in the election of directors, voting as a single class; provided, however, that such amendment or repeal or inconsistent provision may be made by a majority vote of such shareholders at any meeting of the shareholders duly called and held where such amendment has been recommended for approval by at least 80% of all directors then holding office and by a majority of the "continuing directors." These amendment provisions could render it more difficult to remove management or for a person seeking to effect a merger or otherwise gain control of the Company. These amendment requirements could, thus, adversely affect the potential realizable value of shareholders' investments.

     Board Evaluation of Certain Offers Article IX of the Company's Articles provides that the Board of Directors shall not approve, adopt or recommend any offer of any person or entity (other than the Company) to make a tender or exchange offer for any Company Common Stock, to merge or consolidate the Company with any other entity, or to purchase or acquire all or substantially all of Company's assets, unless and until the Board has evaluated the offer and determined that it would be in compliance with all applicable laws and that the offer is in the best interests of the Company. In doing so, the Board may rely on an opinion of legal counsel who is independent from the offeror, and/or any test such legal compliance in front of any court or agency that may have appropriate jurisdiction over the matter.

     In making its determination, the Board must consider all factors it deems relevant, including but not limited to: (i) the adequacy and fairness of the consideration to be received by the Company and/or its shareholders, considering historical trading prices of the Company's Common Stock, the price that could be achieved in a negotiated sale of the Company as a whole, past offers, and the future prospects of the Company; (ii) the potential social and economic impact of the proposed transaction on the Company, its employees, customers and vendors; (iii) the potential social and economic impact of the proposed transaction on the communities in which the Company and its subsidiaries operate or are located; (iv) the business and financial condition and earnings prospects of the proposed acquiring person or entity; and (v) the competence, experience and integrity of the proposed acquiring person or entity and its or their management.

     In order to amend, repeal, or adopt any provision that is inconsistent with
Article IX, at least 80% of the shareholders, voting together as a single class, must approve the change, unless the change has been recommended for approval by at least 80% of the directors, in which case a majority of the voting stock could approve the action.

Item 12.  Indemnification of Directors and Officers.

               INDEMNIFICATION MATTERS AND LIMITATION OF LIABILITY

     The Company's Articles and Bylaws require the Company to indemnify its directors and executive officers to the fullest extent permitted by law in connection with any actual or threatened proceedings in which such persons are a witness or which is brought against them in their capacity as a director, officer, employee, agent, or fiduciary of the Company or any entity which such persons serve at the request of the Company.

     The MBCA provides a detailed statutory framework addressing the indemnification of directors, officers, employees and agents against liabilities and expenses from legal proceedings brought against them by reason of their status or service in their respective corporate capacities. The MBCA distinguishes between indemnification in actions threatened or made by third parties and actions threatened or made by or in the right of a corporation. A corporation is permitted to grant indemnification for actual and reasonable expenses (including attorneys' fees), judgments, fines and settlement amounts as a result of actions, suits or proceedings threatened or made by third parties. With respect to actions brought by or in the right of the corporation, a corporation may only provide indemnification for actual and reasonable expenses (including attorneys' fees) and settlement amounts. Also, under the MBCA, indemnification may be mandatory or discretionary. Indemnification of expenses is mandatory to the extent that a person has been successful in defending any action. In situations where indemnification is not mandatory, a corporation is permitted to indemnify its personnel upon a determination that such person or persons acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. This determination may be made by a majority of a quorum of disinterested directors, a committee of disinterested directors, independent legal counsel, all independent directors not a party to the action, or the shareholders. In the event an individual is found liable to the corporation as a result of a claim brought by or in the right of the corporation, the determination must be by the court where the action is litigated or another court of competent jurisdiction. The MBCA also authorizes the advancement of litigation expenses upon the receipt of an undertaking by the individual to repay such expenses if it is ultimately determined that the individual is not entitled to indemnification.

     The Company's Articles also limit the personal liability of directors for monetary damages with respect to claims by the Company or its shareholders resulting from certain negligent acts or omissions. Under Michigan law, directors owe certain fiduciary duties to the corporation which they serve and its shareholders, including the duty of care (which requires a director to make informed and well-reasoned business decisions) and the duty of loyalty (which requires a director to act in good faith and in the best interests of the corporation and its shareholders). The Company's Restated Articles provide the Company's directors with protection against personal monetary liability for breaches of their duty of care, including negligence or gross negligence, in the performance of their duties as directors. However, directors of the Company remain liable for (a) breaches of their duty of loyalty to the Company and its shareholders, such as fraud or other involvement in transactions which involve a material conflict of interest; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (c) transactions from which a director derives an improper personal benefit. Also, the Restated Articles do not absolve directors of liability under Section 551(1) of the MBCA, which proscribes the unlawful declaration of dividends, or other distributions of assets to shareholders, the unlawful purchase of shares of the Company's securities and the making of an unlawful loan to an officer, director or employee of the Company. If the MBCA is amended in the future to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors of the Company will be eliminated or limited to the fullest extent permitted by the MBCA, as so amended, without further action or approval by the shareholders, unless shareholder approval is required by the amending legislation. While the Restated Articles provide directors with protection from awards of monetary damages for breaches of their duty of care, it does not eliminate a director's duty of care. The Articles have no effect on the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of duty; however, in some circumstances as a practical matter, equitable remedies may be of limited utility. In addition, the Restated Articles apply only to claims against a director arising out of his or her role as a director; it does not apply to his or her acts or omissions in any other capacity, such as an officer, or to his or her responsibilities under other laws, such as federal securities laws. Also, the Restated Articles do not apply to actions by third parties with no relationship to the Company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

O.A.K. FINANCIAL CORPORATION                               TABLE OF CONTENTS
AND SUBSIDIARY
                                                                          PAGE

Independent Auditors' Report................................................ 45

Audited Consolidated Financial Statements

   Consolidated Balance Sheets.............................................. 46

   Consolidated Statements of Income........................................ 47

   Consolidated Statements of Changes in Stockholders' Equity............... 48

   Consolidated Statements of Cash Flows.................................... 49

   Notes to Consolidated Financial Statements...........................  50-63

Unaudited Consolidated Interim Financial Statements

   Interim Consolidated Balance Sheet as of March 31, 1997 (unaudited)...... 64

   Interim Consolidated Statements of Income for the three months ended
      March 31, 1997 and 1996 (unaudited)................................... 65

   Interim Consolidated Statements of Changes in Stockholders' Equity for the
      three months ended March 31, 1997 and 1996 (unaudited)................ 66

   Interim Consolidated Statements of Cash Flows for the three months ended
      March 31, 1997 and 1996 (unaudited)................................... 67

   Notes to Interim Consolidated Financial Statements (unaudited)........... 68

                          INDEPENDENT AUDITORS' REPORT




Board of Directors and Stockholders
O.A.K. Financial Corporation and Subsidiary
Byron Center, Michigan

We have audited the accompanying consolidated balance sheets of O.A.K. Financial Corporation and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of O.A.K. Financial Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O.A.K. Financial Corporation and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                             /s/ Rehmann Robson



Grand Rapids, Michigan
January 13, 1997

O.A.K. FINANCIAL CORPORATION                       CONSOLIDATED BALANCE SHEETS
AND SUBSIDIARY

                                                                                               December 31
                                  ASSETS                                              1996                 1995
Cash and due from banks (Note 10)..........................................      $    6,399,085       $    4,911,104
Federal funds sold.........................................................             400,000                    -

Cash and cash equivalents..................................................           6,799,085            4,911,104

Available-for-sale securities at fair value - amortized cost of
   $57,703,349 - 1996 and $56,301,788 - 1995 (Note 2)......................          58,071,403           57,275,195
Loans receivable, net (Notes 3 and 4)......................................         142,693,370          140,507,668
Loans held for sale (Note 3)...............................................           1,933,000              180,000
Accrued interest receivable................................................           1,453,398            1,570,144
Premises and equipment, net (Note 5).......................................           4,653,473            4,618,006
Other assets...............................................................           1,922,801            1,818,268

Total assets...............................................................      $  217,526,530       $  210,880,385

     LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (Note 6)
Interest bearing...........................................................      $  146,442,392       $  150,807,376
Noninterest bearing........................................................          23,778,515           19,204,467

Total deposits.............................................................         170,220,907          170,011,843

Borrowed funds (Note 7)....................................................           2,800,000            1,600,000
Securities sold under agreements to repurchase (Note 8)....................           7,336,298            4,936,557
Other liabilities..........................................................           1,625,709            1,773,116

Total liabilities..........................................................         181,982,914          178,321,516

Stockholders' equity
Common stock, $1 par value; 2,000,000 shares authorized;
   1,006,174 shares issued and outstanding,
   (915,562 shares in 1995)................................................           1,006,174              915,562
Additional paid-in capital.................................................           6,036,338            6,084,056
Retained earnings..........................................................          28,258,182           24,916,801
Net unrealized gain on available-for-sale securities (Note 2)..............             242,922              642,450

Total stockholders' equity.................................................          35,543,616           32,558,869

Total liabilities and stockholders' equity.................................      $  217,526,530       $  210,880,385

See accompanying notes.

O.A.K. FINANCIAL CORPORATION                        CONSOLIDATED STATEMENTS OF
AND SUBSIDIARY                                               INCOME

                                                                                For the Years Ended
                                                                    1996               1995                 1994
Interest income
   Loans  ...............................................       $  13,922,548      $   13,209,731        $11,377,159
   Available-for-sale securities.........................           3,445,883           2,951,342          1,497,791
   Held-to-maturity securities...........................                   -                   -          1,022,340
   Federal funds sold....................................             133,136             107,543            184,538

Total interest income....................................          17,501,567          16,268,616         14,081,828

Interest expense
   Deposits (Note 6).....................................           6,770,126           6,311,550          5,113,431
   Borrowed funds........................................             137,212             168,952            189,061
   Securities sold under agreements to repurchase........             273,350             156,771             68,367

Total interest expense...................................           7,180,688           6,637,273          5,370,859

Net interest income......................................          10,320,879           9,631,343          8,710,969
Provision for possible loan losses (Note 4)..............                   -             275,000            170,000

Net interest income after provision for
   possible loan losses..................................          10,320,879           9,356,343          8,540,969

Noninterest income
   Service charges.......................................             529,471             491,654            537,010
   Net realized gain (loss) on sale of available-
     for-sale securities.................................              13,071              (3,728)           (48,344)
   Other  ...............................................             532,399             431,289            176,336

Total noninterest income.................................           1,074,941             919,215            665,002

Noninterest expenses
   Salaries and employee benefits........................           2,649,626           2,169,657          1,993,030
   Occupancy.............................................             361,280             348,645            322,996
   Furniture and fixtures................................             483,930             439,594            398,873
   Michigan single business tax..........................             197,000             172,000            147,900

   Federal Deposit Insurance Corporation premium.........              17,096             175,622            327,258
   Other  ...............................................           1,459,596           1,205,573            906,445


Total noninterest expense................................           5,168,528           4,511,091          4,096,502

Income before federal income taxes.......................           6,227,292           5,764,467          5,109,469
Federal income taxes (Note 9)............................           1,852,000           1,760,000          1,429,000

Net income...............................................       $   4,375,292      $    4,004,467      $   3,680,469

Net income per share (Note 1)............................       $        4.35      $         3.98      $        3.66

See accompanying notes.

O.A.K. FINANCIAL CORPORATION                      CONSOLIDATED STATEMENTS OF
AND SUBSIDIARY                                  CHANGES IN STOCKHOLDERS' EQUITY

                                                                                 For the Years Ended
                                                                    1996                 1995                 1994

Shares of common stock issued
    and outstanding
    Balance, beginning of year..........................            915,562             919,781              738,000
    Common stock dividends..............................             91,522                   -              184,500
    Repurchases and retirements.........................               (910)             (4,219)              (2,719)

    Balance, end of year................................          1,006,174             915,562              919,781

Common stock
    Balance, beginning of year..........................     $      915,562       $     919,781        $     738,000
    Common stock dividends..............................             91,522                   -              184,500
    Repurchase and retirement of common shares..........               (910)             (4,219)              (2,719)

    Balance, end of year................................          1,006,174             915,562              919,781

Additional paid-in-capital
    Balance, beginning of year..........................          6,084,056           6,296,964            6,409,600
    Repurchase and retirement of common shares..........            (47,718)           (212,908)            (112,636)

    Balance, end of year................................          6,036,338           6,084,056            6,296,964

Retained earnings
    Balance, beginning of year..........................         24,916,801          21,663,225           18,784,502
    Net income..........................................          4,375,292           4,004,467            3,680,469
    Common stock dividends..............................            (91,522)                  -             (184,500)
    Cash dividends......................................           (942,389)           (750,891)            (617,246)

    Balance, end of year................................         28,258,182          24,916,801           21,663,225

Net unrealized gain (loss) on available-for-
 sale securities
    Balance, beginning of year..........................            642,450            (979,808)                   -
    Change in net unrealized gain (loss) on available-
       for-sale securities net of applicable
       deferred income taxes ($206,000 in 1996,
       $836,000 in 1995, and $505,000 in 1994)..........           (399,528)          1,622,258             (979,808)

    Balance, end of year................................            242,922             642,450             (979,808)

Total stockholders' equity..............................     $   35,543,616       $  32,558,869        $  27,900,162

See accompanying notes.

O.A.K. FINANCIAL CORPORATION                  CONSOLIDATED STATEMENTS OF CASH
AND SUBSIDIARY                                             FLOWS

                                                                               For the Years Ended
                                                                 1996                 1995                 1994
Cash Flows from Operating Activities:
   Net income...........................................    $     4,375,292      $    4,004,467       $    3,680,469
   Adjustments to reconcile net income to net
      cash provided by operating activities:

        Depreciation and amortization...................            441,655             404,823              394,194
        Provision for possible loan losses..............                  -             275,000              170,000
        Proceeds from sales of loans held
           for sale.....................................         21,917,000          16,760,358           14,045,414
        Disbursements for loans held for sale...........        (21,784,000)        (16,655,358)         (14,163,414)

        Net (gain) loss on sale of available-for-

           sale securities .............................            (13,071)              3,728               48,344
        Net (gain) loss on loans held for sale..........           (133,000)           (105,000)             118,000
        Net amortization of investment premiums.........            211,107             157,995              307,051
        Changes in operating assets and liabilities

           which provided (used) cash:
               Accrued interest receivable..............            116,746            (264,408)            (124,533)
               Other assets.............................           (104,533)           (134,744)            (481,239)
               Other liabilities........................           (147,407)            378,887               50,897

Net cash provided by operating activities...............          4,879,789           4,825,748            4,045,183


Cash Flows from Investing Activities:
   Held-to-maturity securities:
      Proceeds from maturities..........................                  -                   -            1,772,307
      Purchases.........................................                  -                   -             (341,596)
   Available-for-sale securities:
      Proceeds from maturities..........................          9,466,608           6,733,468           10,170,634
      Proceeds from sales...............................          3,159,555           5,219,981            2,591,664
      Purchases.........................................        (14,019,935)        (22,004,083)         (13,854,356)

   Net increase in loans held for investment............         (3,938,702)        (15,532,756)         (10,907,475)
   Purchases of premises and equipment..................           (477,122)           (973,899)            (553,566)


Net cash used in investing activities...................         (5,809,596)        (26,557,289)         (11,122,388)


Cash Flows from Financing Activities:
   Net increase in demand deposits, NOW
      accounts and savings deposits.....................          8,792,535              31,924            2,180,650
   Net (decrease) increase in time deposits.............         (8,583,471)         18,905,500            4,782,323
   Net increase (decrease) in borrowed funds............          1,200,000          (1,400,000)                   -
   Net increase in securities sold under agreements
      to repurchase.....................................          2,399,741           1,061,189            1,603,362
   Common stock dividends paid..........................           (942,389)           (750,891)            (617,246)
   Reduction of capital lease obligation................                  -                   -             (255,032)
   Repurchase and retirement of common shares...........            (48,628)           (217,127)            (115,355)

Net cash provided by financing activities...............          2,817,788          17,630,595            7,578,702

Net increase (decrease) in cash and
   cash equivalents.....................................          1,887,981          (4,100,946)             501,497

Cash and cash equivalents, beginning of year............          4,911,104           9,012,050            8,510,553

Cash and cash equivalents, end of year..................    $     6,799,085      $    4,911,104       $    9,012,050

See accompanying notes.

O.A.K. FINANCIAL CORPORATION                            NOTES TO CONSOLIDATED
AND SUBSIDIARY                                          FINANCIAL STATEMENTS

1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business - O.A.K. Financial Corporation (the "Corporation") through its wholly owned subsidiary, Byron Center State Bank (the "Bank") provides a variety of financial services to individuals and businesses in the southern portion of the greater Grand Rapids, Michigan area through its seven branches located in Byron Center, Jamestown, Cutlerville, Hudsonville, Grandville, Moline and Dorr. Active competition, principally from other commercial banks and credit unions, exists in all of the Bank's principal markets. The Bank's results of operations can be significantly affected by changes in interest rates or changes in the local economic environment.

The Bank's primary deposit products are interest and noninterest bearing checking accounts, savings accounts and time deposits and its primary lending products are commercial loans, real estate mortgages, and consumer loans.

The Bank is a state chartered bank and a member of the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund. The Bank is subject to the regulations and supervision of the FDIC, Federal Reserve Bank and the Financial Institutions Bureau and undergoes periodic examinations by these regulatory authorities (see Note 10).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible loan losses and the fair value of certain financial instruments.

Accounting Policies - The accounting policies used in the preparation of the accompanying consolidated financial statements conform to predominant banking industry practices and are based on generally accepted accounting principles. The principles which materially affect the determination of the Corporation's financial position or results of operations are summarized as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for a one-day period.

Available-For-Sale Securities

All securities are classified as available-for-sale and are recorded at fair value. Unrealized gains and losses, net of the effect of applicable deferred income taxes, on available-for-sale securities are recognized as a separate component of stockholders' equity. Realized gains or losses on securities sold are determined using the specific identification method.

Loans held for Investment and Related Income

Loans held for investment are stated at their principal amount outstanding. Interest on loans is accrued over the term of the loan based on the principal amount outstanding. Management reviews loans delinquent 90 days or more to determine if interest accrual should be discontinued based on the estimated fair market value of the collateral on a present value basis, or the present value of estimated future cash flows. Under SFAS No. 114 as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreased due to changes in estimates of future payments and due to the passage of time are reported as reductions or increases in the provision for loan losses.

Loan fees net of direct loan origination costs are deferred and recognized as interest income over the term of the loan using the constant yield method.

O.A.K. FINANCIAL CORPORATION                           NOTES TO CONSOLIDATED
AND SUBSIDIARY                                         FINANCIAL STATEMENTS


1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Loans Held for Sale

Loans held for sale are carried at the lower of aggregate amortized cost or market value. Lower of cost or market value adjustments, as well as realized gains and losses, are recorded in current earnings.

The Bank adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," on January 1, 1996. SFAS No. 122 requires the Banks to recognize as separate assets the rights to service mortgage loans for others that have been acquired by purchase or the origination and subsequent sale of a loan. The fair value of capitalized originated mortgage servicing rights has been determined based upon market value quotes for similar servicing. These mortgage servicing rights are amortized in proportion to and over the period of estimated net loan servicing income. SFAS No. 122 also requires the Bank to assess mortgage servicing rights for impairment based on the fair value of those rights. For purposes of measuring impairment, the risk characteristics used by the Bank include the underlying loans' interest rates, term of loan and loan types. Gains and losses on the sale of loans, which are sold without recourse, are recognized when proceeds from the loan sales are received by the Bank and are measured by the difference between the net selling price and the carrying value of such loans. The impact of adopting SFAS No. 122 on the Corporation's consolidated financial position and results of operations was not material.


Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis.

Allowance for Possible Loan Losses

An allowance for possible loan losses is recorded because some loans may not be repaid in full. The allowance is increased by a provision in the income statement and by recoveries on loans previously charged off. The allowance is decreased as loans are charged off. A charge-off, in whole or in part, occurs once a significant probability of loss has been determined, with consideration given to such factors as the customer's financial condition, underlying collateral and guarantees. Collection efforts continue and future recoveries may occur with respect to loans previously charged off.

Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Management's evaluation of the allowance is based upon periodic reviews of the loan portfolios. These reviews are performed by the responsible lending officers and internal loan review personnel who consider, among other factors, the Bank's past loan loss experience, the effects of current developments with respect to the borrowers, the estimated value of underlying collateral, changes in economic conditions, specific impaired loans, and results of examinations by bank regulatory authorities.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114), which was later amended by Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (SFAS No. 118). These Standards, adopted by the Corporation at January 1, 1995, require that impaired loans, as defined, be measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or at the fair value of collateral if the loan is collateral dependent. Under these standards, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to increase, such increase is reported as additional provision for loan losses. The effect of adopting SFAS Nos. 114 and 118 did not have a significant impact on the consolidated financial position or results of operations of the Corporation.

Smaller-balance homogeneous loans are residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, home equity and second mortgage loans and are collectively evaluated for impairment. Commercial loans and first mortgage loans secured by other properties are evaluated individually for impairment. Management uses the Corporation's normal credit analysis information, including delinquency reports, non-accrual listings and an internally prepared watch list, to identify loans which should be evaluated for impairment. A loan is considered impaired when management concludes it is probable that the borrower will not remit payments in accordance with the terms of the agreement. Loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual, past due, trouble debt restructuring and nonperforming asset disclosures.

O.A.K. FINANCIAL CORPORATION                           NOTES TO CONSOLIDATED
AND SUBSIDIARY                                         FINANCIAL STATEMENTS


1.   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In management's judgment, the allowance for possible loan losses is maintained at a level adequate to provide for estimated potential losses inherent in the loan portfolio. However, because of uncertainties inherent in the estimation process, it is possible that the allowance for possible loan losses may change in the near term.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the related assets estimated useful lives which generally range from 5 to 39 years. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized.

Net Income Per Share

Net income per share of common stock is calculated on the basis of the weighted average number of shares outstanding, which was approximately 1,007,000 in 1996, 1,010,000 in 1995 and 1,014,000 in 1994. All per share amounts have been retroactively restated to give effect to the 1996 common stock dividend.

Issued But Not Yet Adopted Accounting Standards

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (SFAS No. 125).

This Statement changes the accounting for mortgage servicing rights retained by the loan originator. Under the Statement, if the originator sells or securities mortgage loans and retains the related servicing rights, the total costs of the mortgage loan are allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under current practice, all such costs are assigned to the loan. The costs allocated to mortgage servicing rights will be recorded as a separate asset and amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights will be periodically evaluated for impairment. Impairment will be recognized using the fair value of individual stratum of servicing rights based on the underlying risk characteristics of the serviced loan portfolio, compared to an aggregate portfolio approach under existing accounting guidance. Based on the Corporation's historical levels of mortgage originations for sale in the secondary market, management anticipates that the impact of SFAS No. 125 on the Corporation's financial position and results of operations will not be material.

Federal Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of the taxes currently due plus deferred taxes. Deferred income taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recorded or settled. As changes in income tax laws or rates are enacted, deferred income tax assets and liabilities are adjusted through the provision for income taxes.

The Corporation and its subsidiary file a consolidated federal income tax return on a calendar year basis.

Reclassifications

Certain amounts as originally reported in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

O.A.K. FINANCIAL CORPORATION                           NOTES TO CONSOLIDATED
AND SUBSIDIARY                                         FINANCIAL STATEMENTS


2.   AVAILABLE-FOR-SALE SECURITIES

The amortized cost, gross  unrealized  gains,  gross unrealized  losses and fair
value   of   investment   securities,   all   of   which   are   classified   as
available-for-sale as of December 31, are as follows:

                                                                         Gross         Gross
                                        Amortized       Unrealized       Unrealized    Fair
1996         Cost                       Gains           Losses           Value         Value
U.S. Treasury, government
  agencies and corporations.........    $ 40,189,845    $    212,111     $  354,029     $ 40,047,927
States and political subdivisions...      15,369,629         520,170          9,910       15,879,889
Other...............................       2,143,875               -            288        2,143,587

 Total...............................   $ 57,703,349    $    732,281     $  364,227     $ 58,071,403

                                                                         Gross         Gross
                                        Amortized       Unrealized       Unrealized    Fair
1995        Cost                        Gains           Losses           Value         Value


U.S. Treasury, government
  agencies and corporations.........    $ 38,366,119    $    372,364     $  154,850    $ 38,583,633
States and political subdivisions...      15,557,975         767,065         12,506      16,312,534
Other...............................       2,377,694           1,385             51       2,379,028

 Total...............................   $ 56,301,788    $  1,140,814      $ 167,407    $ 57,275,195

At December 31, 1996, the amortized cost and fair value of available-for-sale securities by contractual maturity is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                       Amortized
                                                                         Cost            Fair Value
Due in one year or less.........................................     $    3,477,733      $  3,519,640
Due after one year through five years...........................          6,384,478         6,669,316
Due after five years through ten years..........................          7,337,311         7,499,315
Due after ten years.............................................          1,100,657         1,121,774

Subtotal........................................................         18,300,179        18,810,045
Mortgage-backed securities......................................         39,403,170        39,261,358

Total...........................................................     $   57,703,349       $58,071,403

     Investment income from taxable and nontaxable securities for the years ended December 31, is as follows:

                                                         1996             1995              1994
Taxable...........................................     $2,523,572        $1,982,424       $1,497,791
Nontaxable........................................        922,311           968,918        1,022,340

Total.............................................     $3,445,883        $2,951,342       $2,520,131

O.A.K. FINANCIAL CORPORATION                            NOTES TO CONSOLIDATED
AND SUBSIDIARY                                          FINANCIAL STATEMENTS


2.   INVESTMENT SECURITIES (Continued)

Proceeds from sales of available-for-sale securities during 1996 and 1995 were $3,159,555 and $5,219,981, respectively. The gross gains and gross losses realized on sales for the years ended December 31, are as follows:

                                                          1996             1995              1994
Gross realized gains..............................       $ 19,711          $ 19,950         $ 18,356
Gross realized losses.............................         (6,640)          (23,678)         (66,700)

Net realized gain (loss) on sale of
     available-for-sale securities................       $ 13,071          $ (3,728)        $(48,344)

Investment securities with a carrying value of approximately $14,404,000 and $14,491,000 at December 31, 1996 and 1995, respectively, were pledged to secure public deposits and for various other purposes as required or permitted by law. The fair value of these investments approximates carrying value.

3.       LOANS

The Bank grants commercial, consumer and residential loans to customers primarily in a fifteen mile radius of its branches which are located south of Grand Rapids, Michigan. Substantially all of the consumer and residential loans are secured by various items of property, while commercial loans are secured primarily by business assets, and personal guarantees; a portion of loans are unsecured. The source of repayment of approximately 20% of the loan portfolio is generated from cash flows from developers and owners of commercial real estate.


Major classifications of loans held for investment at December 31 are as follows:

                                                                                1996                 1995
Commercial..................................................      $   27,451,855               $  26,911,497
Commercial real estate......................................          72,280,315                  71,690,177
Residential real estate.....................................          33,443,275                  33,530,245
Consumer....................................................          11,893,895                  10,680,597

Total loans receivable, net of deferred
    loan fees of $309,351 and $377,160......................         145,069,340                 142,812,516
Allowance for possible loan losses..........................          (2,375,970)                 (2,304,848)

Loans receivable, net.......................................      $ 142,693,370                 $140,507,668

     At December 31, 1996, scheduled maturities of loans with fixed rates of interest are as follows:

One year or less.................................     $ 13,130,033
One to five years................................       75,270,626
Over five years..................................        7,589,928

Total  ..........................................     $ 95,990,587

O.A.K. FINANCIAL CORPORATION                            NOTES TO CONSOLIDATED
AND SUBSIDIARY                                          FINANCIAL STATEMENTS


3.  LOANS (Continued)

Variable rate loans of $49,078,753 at December 31, 1996 reprice quarterly or more frequently.

The Bank sells certain fixed-rate residential real estate mortgage loans. Net gains (losses) totaled $133,000, $105,000 and ($118,000) on the sale of mortgage loans in 1996, 1995 and 1994, respectively.

The Bank extends loan commitments in the normal course of business to meet financing needs of its customers. These commitments to make loans and lines of credit are recorded when proceeds are disbursed. The Bank follows the same credit policy to make such commitments, including collateral, as is followed for those loans recorded in the financial statements; no significant losses are anticipated as a result of these commitments. At December 31, 1996, the Bank had commitments for standby letters of credit of approximately $2,056,000, loan commitments outstanding of approximately $10,218,000 and unused credit lines and revolving credit agreements of approximately $37,971,000.

Loans on which the accrual of interest has been discontinued and those loans past due 90 days or more amounted to $1,194,007 and $945,143 at December 31, 1996 and 1995, respectively. Interest income that would have been recorded under the original terms of such loans would have been approximately $201,000, $102,000 and $18,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

At December 31, 1996 and 1995, the Bank was servicing loans for others amounting to approximately $82,000,000 and $72,000,000, respectively; such loans are not included in the accompanying balance sheets. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and taxing authorities, and foreclosure processing. Loan servicing income is recorded on an accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

Certain directors, executive officers and their related interests were loan customers of the Bank. All such loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions and do not represent more than a normal risk of collectibility or present other unfavorable features. The total loans outstanding to these customers aggregated approximately $2,738,000 and $3,477,000 at December 31, 1996 and 1995, respectively; new loans and repayments during 1996 were $232,000 and $957,000, respectively.


4.   ALLOWANCE FOR POSSIBLE LOAN LOSSES

     The following is an analysis of changes in the allowance for possible loan losses for the years ended December 31:

                                                                     1996             1995              1994
         Balance, beginning of year..........................    $  2,304,848      $  2,055,554     $  2,049,153

         Provision for possible loan losses..................               -           275,000          170,000
         Recoveries..........................................         249,854            74,053          135,451
         Loans charged off...................................        (178,732)          (99,759)        (299,050)

         Balance, end of year................................    $  2,375,970      $  2,304,848     $  2,055,554

O.A.K. FINANCIAL CORPORATION                            NOTES TO CONSOLIDATED
AND SUBSIDIARY                                          FINANCIAL STATEMENTS


4.       ALLOWANCE FOR POSSIBLE LOAN LOSSES (Continued)

     Information regarding impaired loans is as follows for the year ended December 31:

                                                                             1996               1995
Average investment in impaired loans                                       $  847,835            $946,174
Interest income recognized on impaired loans including
           interest income recognized on cash basis                            14,456              11,085
Interest income recognized on impaired loans on
           cash basis                                                              --                  --

Information regarding impaired loans at December 31, was as follows:
Balance of impaired loans                                                  $1,079,602            $834,569
Less portion for which no allowance for loan losses
       is allocated                                                                 0                   0

Portion of impaired loan balance for which
         an allowance for credit losses is allocated                       $1,079,602          $  834,569

Portion of allowance for loan losses
                  allocated to the impaired loan balance                   $   75,000          $   85,752

5.   PREMISES AND EQUIPMENT

     A summary of premises and equipment at December 31 follows:

                                                                      1996             1995
         Land   .............................................    $    880,376        $  820,376
         Buildings and improvements..........................       4,355,846         4,334,562
         Furniture and equipment.............................       2,479,124         2,383,416

         Total premises and equipment........................       7,715,346         7,538,354

         Less accumulated depreciation
             and amortization................................       3,061,873         2,920,348

         Premises and equipment, net.........................     $ 4,653,473       $ 4,618,006

6.       DEPOSITS

         The following is a summary of the distribution of deposits at December 31:

                                                                               1996                1995
         Interest bearing
             NOW accounts............................................     $   12,381,650         $ 12,023,144
             Savings.................................................         30,514,376           28,509,032
             Time, $100,000 and over.................................          6,768,833            7,435,574
             Other time..............................................         75,576,284           83,493,014
             Money market demand.....................................         21,201,249           19,346,612

         Total interest bearing......................................        146,442,392          150,807,376

         Noninterest bearing demand..................................         23,778,515           19,204,467

         Total deposits..............................................       $170,220,907         $170,011,843

O.A.K. FINANCIAL CORPORATION                           NOTES TO CONSOLIDATED
AND SUBSIDIARY                                         FINANCIAL STATEMENTS


6.   DEPOSITS (Continued)

     At December 31, 1996, scheduled maturities of time deposits are as follows:

         1997   .....................................................       $51,645,867
         1998   .....................................................        15,489,570
         1999   .....................................................         6,975,736
         2000   .....................................................         6,974,889
         2001   .....................................................         1,259,055

                Total time deposits..................................       $82,345,117

Deposits of Bank directors, executive officers and their related interests were approximately $1,282,000 and $788,000 at December 31, 1996 and 1995,
respectively. Interest expense on time deposits issued in denominations of $100,000 or more was approximately $270,000 in 1996, $227,000 in 1995 and
$153,000 in 1994.


7.   BORROWED FUNDS

     Borrowed funds at December 31, consist of the following amounts:

                                                                                  1996               1995
         Federal funds purchased.....................................       $ 1,300,000         $   100,000
         Federal Home Loan Bank fixed-rate advance
             (5.92%, maturing in 1997)...............................         1,500,000           1,500,000

         Total borrowed funds........................................       $ 2,800,000         $ 1,600,000

Federal funds are generally purchased for a one-day period. The Federal Home Loan Bank borrowings are collateralized by U.S. government agency securities with a fair value of approximately $1,954,000 and $3,652,000 at December 31, 1996 and 1995, respectively.

8.   SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase at December 31, 1996 and 1995 mature within one day from the transaction date and have an average interest rate of 3.6% and 3.8%, respectively. The U.S. government agency securities underlying the agreements have a fair value of approximately $11,164,000 and $9,348,000 at December 31, 1996 and 1995, respectively. Such securities remain under the control of the Bank. The maximum amount outstanding at any month end during the years ended December 31, 1996 and 1995 was $9,131,354 and $4,936,557, respectively with the daily average balance being $7,524,513 and $4,138,207, respectively.

O.A.K. FINANCIAL CORPORATION                            NOTES TO CONSOLIDATED
AND SUBSIDIARY                                          FINANCIAL STATEMENTS


9.  FEDERAL INCOME TAXES

    The provision for federal income taxes for the years ended December 31 consists of:

                                                             1996                1995                 1994
         Current.....................................      $1,859,000           $1,725,000            $1,418,000
         Deferred....................................          (7,000)              35,000                11,000

         Federal income taxes........................      $1,852,000           $1,760,000            $1,429,000

      A reconciliation of the income tax provision and the amount computed by applying the statutory federal income tax rate of 34% to income before taxes for the years ended December 31, is as follows:

                                                              1996                1995               1994
         Statutory rate applied to
             income before income taxes..............      $2,117,279         $1,959,919         $1,737,220
         Effect of tax-exempt interest
             income..................................        (294,221)          (308,941)          (335,417)
         Change in valuation allowance...............          25,000            110,000                600
         Other - net.................................           3,942               (978)            26,597

         Federal income taxes........................      $1,852,000         $1,760,000         $1,429,000

     The net deferred income tax asset as of December 31, is comprised of the tax effect of the following temporary differences:

                                                                                 1996                 1995
         Deferred tax assets:
             Allowance for loan losses...............................        $   706,000          $   682,000
             Deferred compensation plan..............................            187,000              151,000
             Deferred loan fees......................................             28,000               54,000

         Total deferred tax assets...................................            921,000              887,000

         Deferred tax liability - discount accretion.................            (14,000)             (12,000)

         Valuation allowance.........................................           (655,000)            (630,000)

         Net deferred tax assets entering into the
           provision for federal income taxes........................            252,000              245,000

         Additional deferred tax liability related to
             the net unrealized gain on available-for-sale
             securities..............................................           (125,000)            (330,000)

         Net deferred tax asset (liability) included in
           other assets (liabilities)................................        $   127,000          $   (85,000)

O.A.K. FINANCIAL CORPORATION                             NOTES TO CONSOLIDATED
AND SUBSIDIARY                                           FINANCIAL STATEMENTS


10.    REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Federal Reserve Bank ("FRB"). Failure to meet minimum capital requirements can initiate certain mandatory and/or discretionary actions by the FRB. These actions could have a material effect on the Bank's financial statements. Under FRB capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, certain off-balance- >=sheet items and capital as calculated under regulatory accounting standards. The Bank's required capital is also subject to regulatory qualitative judgment regarding the Bank's interest rate risk exposure and credit risk. Measurements established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of capital to average assets, Tier 1 capital to risk weighted assets and Tier 1 capital to average assets. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the Bank would be categorized as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table.

The Bank's actual capital amounts and ratios are also presented in the table (dollars in thousands).

                                                                                                    To Be Well
                                                                                                 Capitalized Under
                                                                         For Capital              Prompt Corrective
                                          Actual                      Adequacy Purposes           Action Provisions
As of December 31, 1996             Amount        Ratio           Amount          Ratio          Amount        Ratio
Total capital (to
  risk weighted assets)........    $36,542          23.18%        $12,614      Greater than or   $15,767      Greater than or
                                                                               equal to 8.0%                  equal to 10.0%
Tier 1 capital (to
  risk weighted assets)........    $34,566          21.92%        $ 6,307      Greater than or   $ 9,460      Greater than or
                                                                               equal to 4.0%                  equal to 6.0%
Tier 1 capital (to
  average assets)..............    $34,566          15.97%        $ 8,656      Greater than or   $10,820      Greater than or
                                                                               equal to 4.0%                  equal to 5.0%

The Bank is required to deposit certain amounts with the Federal Reserve Bank. These reserve balances vary depending upon the level of certain customer deposits in the Bank. At December 31, 1996 and 1995, those required reserve balances were $912,000 and $834,000, respectively.

The Bank is also subject to limitations under the Federal Reserve Act on the amount of loans or advances that can be extended to the Corporation and dividends that can be paid to the Corporation. Approval is needed if total dividends declared in any calendar year exceed the retained "net profit" (as defined in the Federal Reserve Act) of that year plus the retained "net profit" of the preceding two years. The amount that was not subject to this restriction is approximately $8,671,000 at January 1, 1997.


11.  RETIREMENT PLANS

Profit Sharing - The Bank maintains a profit sharing plan for substantially all employees. Under the plan, employees may make voluntary contributions based on a percentage of covered compensation. The plan also allows the Bank, at the discretion of the Board of Directors, to provide an annual contribution. The Bank's contributions to the profit sharing plan were $191,459, $151,102, and $147,701 for the years ended December 31, 1996, 1995 and 1994, respectively.

Deferred Compensation - The Bank sponsors a deferred compensation plan for all directors who wish to participate. The cost of this plan was $102,563, $49,179 and $54,494 for the years ended December 31, 1996, 1995 and 1994, respectively. The projected benefit obligation for this plan was $549,778 and $444,929 as of December 31, 1996 and 1995, respectively, and is included in other liabilities. The Bank has purchased life insurance policies on participating directors. The cash surrender value of these policies was $879,440 and $868,439 at December 31, 1996 and 1995, respectively, and is included in other assets on the accompanying balance sheets.

O.A.K. FINANCIAL CORPORATION                           NOTES TO CONSOLIDATED
AND SUBSIDIARY                                         FINANCIAL STATEMENTS


12.    CONTINGENCIES

The Bank is party to litigation arising in the normal course of business. In the opinion of management, based on consultation with legal counsel, liabilities from such litigation, if any, would not have a material effect on the Corporation's consolidated financial statements. As a result of acquiring real estate from foreclosure proceedings, the Bank is subject to potential claims and possible legal proceedings involving environmental matters. No such claims have been asserted at December 31, 1996.

13.    FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments - The Bank utilized quoted market prices, where available, to compute the fair value of its financial instruments. In cases where quoted market prices were not available, the Bank used present value methods to estimate the fair values of its financial instruments. These estimates of fair value are significantly affected by the assumptions made and, accordingly, do not necessarily indicate amounts which could be realized in a current market exchange. The fair values of certain financial instruments and all nonfinancial instruments including, among other elements, the estimated earning power of core deposit accounts, the trained workforce, customer goodwill and similar items are not required to be determined.

Accordingly, the aggregate net fair values are not necessarily indicative of the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating the fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amounts reported in the balance sheets for cash and federal funds sold approximate those assets' fair values.

Investment Securities - Fair values for investment securities are based on quoted market prices.

Loans Receivable - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values approximate carrying values. The fair values for other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The resulting amounts are adjusted to estimate the effect of declines, if any, in the credit quality of borrowers since the loans were originated.

Deposit Liabilities - The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand. The fair values of approximately 52% and 47% of the Bank's deposits at December 31, 1996 and 1995, respectively were equal to their carrying values. Fair values for fixed rate time deposits and other time deposits with stated maturities are based on the discounted value of contractual cash flows, using interest rates currently being offered for deposits of similar remaining maturities.

Off-Balance-Sheet Instruments - Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. As the Bank does not charge fees for lending commitments, it is not practicable to estimate the fair value of these instruments.

O.A.K. FINANCIAL CORPORATION                           NOTES TO CONSOLIDATED
AND SUBSIDIARY                                         FINANCIAL STATEMENTS


13.    FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Bank's financial instruments at December 31, are as follows:

                                                                              Carrying               Fair
                                                                               Amount                Value
                1996
         Financial assets:
            Cash and cash equivalents.................................    $     6,799,085       $    6,799,085
            Investment securities.....................................         58,071,403           58,071,403
            Net loans.................................................        144,626,370          146,625,000
            Accrued interest receivable...............................          1,453,398            1,453,398

         Financial liabilities:
            Deposits..................................................        170,220,907          170,700,000
            Borrowed funds............................................          2,800,000            2,802,000
            Securities sold under agreements
                to repurchase.........................................          7,336,298            7,336,298
            Other liabilities.........................................          1,625,709            1,625,709

O.A.K. FINANCIAL CORPORATION                        NOTES TO CONSOLIDATED
AND SUBSIDIARY                                      FINANCIAL STATEMENTS


13.    FINANCIAL INSTRUMENTS (Continued)

                                                                              Carrying               Fair
                                                                               Amount                Value
              1995
         Financial assets:
            Cash and cash equivalents.................................    $     4,911,104       $    4,911,104
            Investment securities.....................................         57,275,195           57,275,195
            Net loans.................................................        140,687,668          141,656,333
            Accrued interest receivable...............................          1,570,144            1,570,144

         Financial liabilities:
            Deposits..................................................        170,011,843          170,240,026
            Borrowed funds............................................          1,600,000            1,611,373
            Securities sold under agreements
                to repurchase.........................................          4,936,557            4,936,557
            Other liabilities.........................................          1,773,116            1,773,116

14.   SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

      Cash paid for interest and income taxes during the years ended December 31, is as follows:

                                                               1996                 1995                1994
             Interest................................       $7,216,223           $6,475,906         $5,354,382

             Income taxes............................       $1,916,713         $  1,683,171       $  1,513,106

15.  O.A.K. FINANCIAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

     The following summarizes parent company financial information as of December 31, 1996 and 1995 and the related condensed statements of income and cash flows for each of the three years in the period ended December 31, 1996:

                                             Condensed Balance Sheets
                                                                                    1996               1995
         Assets
           Cash..........................................................     $         6,418     $        6,417
           Investment in subsidiary......................................          34,743,670         31,979,377
           Available-for-sale securities.................................             793,528            573,075

         Total assets....................................................     $    35,543,616     $   32,558,869

         Stockholders' equity............................................     $    35,543,616     $   32,558,869

O.A.K. FINANCIAL CORPORATION                            NOTES TO CONSOLIDATED
AND SUBSIDIARY                                          FINANCIAL STATEMENTS


15. O.A.K. FINANCIAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION (Continued)

                                          Condensed Statements of Income

                                                               1996                 1995                1994
       Income
         Dividends from subsidiary......................   $   1,211,471        $   1,375,539      $     744,601
         Interest from available-for-sale securities....          22,232               10,126              7,389

       Total income.....................................       1,233,703            1,385,665            751,990

       Other expenses...................................          22,232               10,126              7,389

       Income before equity in undistributed net
         income of subsidiary...........................       1,211,471            1,375,539            744,601
       Equity in undistributed net income of
         subsidiary.....................................       3,163,821            2,628,928          2,935,868


       Net income.......................................   $   4,375,292        $   4,004,467      $   3,680,469

                                        Condensed Statements of Cash Flows
                                                               1996                 1995               1994
       Cash Flows from Operating Activities:
         Net income....................................    $   4,375,292        $   4,004,467      $   3,680,469
         Adjustments to reconcile net income
           to net cash from operating activities:
             Undistributed earnings of subsidiary......       (3,163,821)          (2,628,928)        (2,935,868)
             Amortization..............................                -                    -                897

       Net cash provided by operating
         activities....................................        1,211,471            1,375,539            745,498

       Cash Flows from Investing Activities:
         Available-for-sale securities purchased.......          (220,453)           (407,521)          (110,251)
         Available-for-sale securities matured.........                -                    -            100,000

       Net cash used in investing activities...........         (220,453)            (407,521)           (10,251)

       Cash Flows from Financing Activities:
         Repurchase of common stock....................          (48,628)            (217,127)          (115,355)
         Dividends paid................................         (942,389)             750,891)           617,246)

       Net cash used in financing activities...........         (991,017)            (968,018)          (732,601)

       Net increase in cash............................                1                    -              2,646

       Cash and cash equivalents,
         beginning of year.............................            6,417                6,417              3,771

       Cash and cash equivalents,
         end of year...................................    $       6,418        $       6,417      $       6,417

O.A.K. FINANCIAL CORPORATION                            INTERIM CONSOLIDATED
AND SUBSIDIARY                                          BALANCE SHEET

                                                                 March 31
                                                                   1997
                                  ASSETS                       (unaudited)
Cash and due from banks.......................................$      5,056,295
Federal funds sold............................................       3,000,000

Cash and cash equivalents.....................................       8,056,295

Available-for-sale securities at fair value - amortized cost of
   $57,712,154................................................      57,552,142
Net loans.....................................................     148,177,763
Accrued interest receivable...................................       1,574,630
Premises and equipment net....................................       4,617,119
Other assets..................................................       2,910,113

Total assets..................................................$    222,888,062

     LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
Interest bearing..............................................$    151,244,875
Noninterest bearing...........................................      23,415,639

Total deposits................................................     174,660,514

Borrowed funds................................................       3,500,000
Securities sold under agreements to repurchase ...............       8,249,234
Other liabilities.............................................       2,156,894

Total liabilities.............................................     188,566,642

Stockholders' equity
Common stock, $1 par value; 2,000,000 shares authorized;
   1,006,174 shares issued and outstanding....................       1,006,174
Additional paid-in capital....................................       6,036,338
Retained earnings.............................................      27,384,516
Net unrealized loss on available-for-sale securities..........        (105,608)

Total stockholders' equity....................................      34,321,420

Total liabilities and stockholders' equity....................$    222,888,062

             See notes to interim consolidated financial statements.

O.A.K. FINANCIAL CORPORATION                          INTERIM CONSOLIDATED
AND SUBSIDIARY                                        STATEMENTS OF INCOME
                                                          (unaudited)

                                                                                           Three Months Ended
                                                                                              March 31,
                                                                                       1997                 1996
Interest income
   Loans  .........................................................................$    3,366,856      $   3,415,915
   Available-for-sale securities...................................................       940,926            870,973
   Federal funds sold..............................................................        19,867             23,822

Total interest income..............................................................     4,327,649          4,310,710

Interest expense
   Deposits........................................................................     1,638,906          1,721,677
   Borrowed funds..................................................................        56,324             32,285
   Securities sold under agreements to repurchase..................................        72,448             62,212

Total interest expense.............................................................     1,767,678          1,816,174

Net interest income................................................................     2,559,971          2,494,536
Provision for possible loan losses.................................................             -                  -

Net interest income after provision for
   possible loan losses............................................................     2,559,971          2,494,536

Noninterest income
   Service charges.................................................................       122,319            123,244
   Net realized gain (loss) on sale of available-
     for-sale securities...........................................................        44,576             11,571
   Other  .........................................................................       152,072            126,595

Total noninterest income...........................................................       318,967            261,410

Noninterest expenses
   Salaries and employee benefits..................................................       685,423            557,703
   Occupancy.......................................................................        93,789             86,267
   Furniture and fixtures..........................................................       116,088            107,047
   Michigan single business tax....................................................        50,724             49,800
   Other  .........................................................................       327,710            339,838

Total noninterest expense..........................................................     1,273,734          1,140,655

Income before federal income taxes.................................................     1,605,204          1,615,291
Federal income taxes...............................................................       466,521            531,000

Net income.........................................................................$    1,138,683      $   1,084,291

Net income per share...............................................................$         1.13      $        1.08

Average common equivalent shares outstanding.......................................$    1,006,174      $   1,007,118

             See notes to interim consolidated financial statements.

O.A.K. FINANCIAL CORPORATION                           INTERIM CONSOLIDATED
AND SUBSIDIARY                                         STATEMENTS OF CHANGES IN
                                                       STOCKHOLDERS' EQUITY
                                                       (unaudited)

                                                                                             Three Months Ended
                                                                                                  March 31,
                                                                                       1997                    1996
Shares of common stock issued and outstanding
    Balance, beginning of period..................................................    1,006,174              915,562
    Common stock dividends........................................................            -                    -
    Repurchase and retirement of common shares....................................            -                    -

Balance, end of period...........................................................$    1,006,174      $       915,562

Common stock
    Balance, beginning of period.................................................$    1,006,174      $       915,562
    Common stock dividends.......................................................             -                    -
    Repurchase and retirement of commons shares..................................             -                    -

    Balance, end of period.......................................................     1,006,174              915,562

Additional paid-in-capital
    Balance, beginning of period.................................................     6,036,338            6,084,056
    Repurchase and retirement of common shares...................................             -                    -

    Balance, end of period.......................................................     6,036,338            6,084,056

Retained earnings
    Balance, beginning of period.................................................    28,258,182           24,916,801
    Net income...................................................................     1,138,683            1,084,291
    Cash dividends...............................................................     2,012,349                    -

    Balance, end of period.......................................................    27,384,516           26,001,092

Net unrealized gain (loss) on available-for-
 sale securities
    Balance, beginning of period.................................................       242,922              642,450
    Change in net unrealized gain (loss) on available-
       for-sale securities net of applicable
       deferred income taxes ($179,546 in 1997,
       $105,709 in 1996).........................................................      (348,530)            (205,200)

    Balance, end of period.......................................................      (105,608)             437,250

Total stockholders' equity.......................................................$   34,321,420      $    33,437,960

             See notes to interim consolidated financial statements.
                                       66

O.A.K. FINANCIAL CORPORATION                           INTERIM CONSOLIDATED
AND SUBSIDIARY                                         STATEMENTS OF CASH FLOWS
                                                        (unaudited)

                                                                                         Three Months Ended
                                                                                              March 31,
                                                                                      1997                 1996
Cash Flows from Operating Activities:
   Net income....................................................................$    1,138,683          $1,084,291
   Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization............................................       104,205              99,416
        Net (gain) loss on sale of available-for-
           sale securities ......................................................       (44,576)            (11,571)
        Net amortization of investment premiums..................................        46,190              62,615
        Changes in operating assets and liabilities
           which provided (used) cash:
               Accrued interest receivable.......................................      (121,232)           (115,660)
               Other assets......................................................      (987,312)            (46,607)
               Other liabilities.................................................       531,185             449,876

Net cash provided by operating activities........................................       667,143           1,522,360


Cash Flows from Investing Activities:
   Available-for-sale securities:
   Proceeds from maturities......................................................     1,881,889           1,976,507
   Proceeds from sales...........................................................     2,128,928           3,160,608
   Purchases.....................................................................    (3,841,700)         (4,052,803)
Net increase in loans............................................................    (3,551,393)         (1,861,020)
   Purchases of premises and equipment...........................................       (67,851)            (30,691)

Net cash used in investing activities............................................    (3,450,127)           (807,399)


Cash Flows from Financing Activities:
   Net decrease in demand deposits, NOW
      accounts and savings deposits..............................................    (1,057,754)         (1,921,786)
   Net increase (decrease) in time deposits......................................     5,497,361          (1,032,068)
   Net increase (decrease) in borrowed funds.....................................       700,000            (100,000)
   Net increase in securities sold under agreements
      to repurchase..............................................................       912,936           3,045,054
   Common stock dividends paid...................................................    (2,012,349)                  -

Net cash provided by (used in) financing activities..............................     4,040,194              (8,800)

Net increase in cash and  cash equivalents.......................................     1,257,210             706,161

Cash and cash equivalents, beginning of period...................................     6,799,085           4,911,104


Cash and cash equivalents, end of period.........................................$    8,056,295       $   5,617,265

             See notes to interim consolidated financial statements.

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

O.A.K. FINANCIAL CORPORATION                             NOTES TO INTERIM
AND SUBSIDIARY                                           CONSOLIDATED FINANCIAL
                                                         STATEMENTS (unaudited)


               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

1. In the opinion of management of the Corporation, the accompanying unaudited consolidated financial statements contain all the adjustments (consisting only of normal recurring accruals) necessary to present fairly the consolidated financial condition of the Corporation as of March 31, 1997 and the results of operations for the three-month periods ended March 31, 1997 and 1996. The results of operations for the three-month period ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year.

2. Management's assessment of the allowance for loan losses is based on an evaluation of the loan portfolio, recent loss experience, current economic conditions and other pertinent factors. Loans on non-accrual status, past due more than 90 days, or restructured amounted to $782,000 at March 31, 1997. (See Management's Discussion and Analysis of Financial Condition and Results of Operations).

3. The provision for income taxes represents federal income tax expense calculated using annualized rates on taxable income generated during the respective periods.

4. The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," effective January 1, 1997. Adoption of SFAS No. 125 did not have a material impact on consolidated financial condition or results of operations.

5. The net income per share amounts are based on the weighted average number of common shares outstanding. The weighted number of shares outstanding were for the quarters ended March 31, 1997, and March 31, 1996.

     In February 1997, the Financial Accounting Standards Board (FASB) issued SAFS No. 128, Earnings Per Share. SFAS No. 128 simplifies the standards for computing earnings per share (EPS) and makes them comparable to international EPS standards. It also replaces the presentation of primary EPS with a presentation of basic EPS. Since the Corporation has a simple capital structure, implementation of SFAS No. 128 is not expected to have an impact on the Corporation's reporting of EPS. SFAS No. 128 is required to be implemented for periods ending after December 15, 1997.

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
                                   SIGNATURES


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              O.A.K. FINANCIAL CORPORATION


                                           By  /s/ John A. Van Singel
                                               John A. Van Singel, President


Date: July       , 1997

                                  EXHIBIT INDEX


Exhibit             Description                                         Page No.


 3.1      Articles of Incorporation of O.A.K. Financial Corporation*

 3.2      Bylaws of O.A.K. Financial Corporation*

   4      Form of Company Stock Certificate*

  10      1988 Director Deferred Compensation Plan*

  21      Subsidiaries of Registrant*


  27      Financial Data Schedule



*   Previously Filed

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